CURALEAF HOLDINGS, INC. NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF CURALEAF HOLDINGS, INC. AND MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD VIRTUALLY ON JUNE 13, 2025 (https://web.lumiconnect.com/262434694) April 29, 2025

CURALEAF HOLDINGS, INC. 290 Harbor Drive Stamford, CT 06902 NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “Meeting”) of Curaleaf Holdings, Inc. (the “Company”) will be held on June 13, 2025 at 9:00 a.m. (Eastern Time). This year again, the meeting will be held in a virtual format only. Our virtual annual general meeting of shareholders will allow all shareholders an equal opportunity to attend, vote and submit questions, no matter where they may physically be located on June 13, 2025. The Meeting will be held in virtual form only via live webcast at https://web.lumiconnect.com/262434694. The items for consideration at the Meeting are as follows: 1. to receive and consider the annual audited financial statements of the Company for the financial year ended December 31, 2024, together with the notes thereto and the auditors’ report thereon (the “Financial Statements”); 2. set the number of directors to ten (10) and elect as directors for the forthcoming year the nominees proposed by the Company (see page 16 of the accompanying management Circular (the “Information Circular”)); 3. to re-appoint PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), as auditors of the Company and authorize the board of directors of the Company (the “Board”) to fix the auditors’ remuneration and terms of engagement (see page 27 of the Information Circular); and 4. to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. I would like to take this opportunity to extend, on behalf of the whole Board and Curaleaf team members, our gratitude to each of Mr. Peter Derby and Dr. Jaswinder Grover - who are not standing for re-election at the Meeting and will be retiring from the Board at the conclusion of the Meeting. Mr. Peter Derby has served the Board for seven years, and was a valuable member of the Audit Committee and the Chair of the Compensation and Nominating Committee. His dedication and expertise have been instrumental in the effective functioning of those committees and the broader success of the Board. We would also like to express our profound appreciation to Dr. Jaswinder Grover who has served the Board for five years. As a shareholder of the Company (a “Shareholder”), it is very important that you read the Circular and other Meeting Materials (as defined herein) carefully. They contain important information with respect to the matters to be considered at the Meeting, on how to vote your shares and to attend and participate at the Meeting. The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is April 29, 2025 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof. This year again, the Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders (or their duly appointed

- 2 - proxyholders) will have an equal opportunity to participate in the Meeting regardless of geographic location and the size of equity ownership. Shareholders will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting online at https://web.lumiconnect.com/262434694, where they can participate, vote, or submit questions during the Meeting’s live webcast. Non-registered holders of subordinate voting shares of the Company (“Non- Registered Holders”) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. If you are a Non-Registered Holder and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from your financial intermediary to ensure that your subordinate voting shares of the Company will be voted at the Meeting by a duly appointed proxyholder or to ensure that you will be able to personally attend, participate and vote at the Meeting. To be effective, the enclosed proxy or voting instruction must be returned to the Company’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”) by: (i) mail using the enclosed return envelope; or (ii) hand delivery to Odyssey at Odyssey Trust Company, 1230, 300 5th Ave SW, Calgary, AB, T2P 3C4. Alternatively, you may vote by Internet at https://vote.odysseytrust.com and by clicking “Vote.” All instructions are listed on the proxy or voting instruction form. Your proxy or voting instruction form must be received in each case no later than 4:00 p.m. (Eastern Time) on June 11, 2025 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) or postponement(s) to the Meeting. A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting (including Non-Registered Holders who wish to appoint themselves as proxyholder in order to assist and vote at the Meeting directly) may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. Such appointed person need not be a Shareholder. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a Non-Registered Holder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to participate or vote at the Meeting and will only be able to attend as guests. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if they are a beneficial Shareholder, so that Odyssey may provide the proxyholder with a Username via email. If you are a Non-Registered Holder, a voting instruction form, instead of a form of proxy, will be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares. Non-Registered Holders are Shareholders that do not hold their shares of the Company in their own name and whose shares are held through an intermediary. NOTICE OF AVAILABILITY OF MEETING MATERIALS Notice is also hereby given that the Company has decided to use the notice-and-access method to deliver the Information Circular, the Financial Statements and related management’s discussion and analysis, and

- 3 - other meeting materials of the Meeting (the “Meeting Materials”) to both Non-Registered Holders and registered Shareholders. The notice-and-access mechanism allows the Company to deliver the Meeting Materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting. Websites Where Meeting Materials Are Posted Meeting Materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or at https://odysseytrust.com/client/crlf-holdings-inc/, the website for the Meeting Materials maintained by Odyssey. The Meeting Materials will remain posted on the Company’s profile on SEDAR+ and on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted. How to Obtain Paper Copies of the Meeting Materials Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 31, 2025. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this notice of annual general meeting of Shareholders and availability of Meeting Materials, for voting purposes. DATED at Stamford, Connecticut this 29th day of April 2025. BY ORDER OF THE BOARD (signed) “Boris Jordan” Boris Jordan, Chairman and Chief Executive Officer

- i - TABLE OF CONTENTS MANAGEMENT INFORMATION CIRCULAR ...................................................................................... 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION .................... 1 CAUTION REGARDING CANNABIS OPERATIONS IN THE UNITED STATES .............................. 2 GENERAL INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING ........... 2 Solicitation of Proxies ............................................................................................................................. 2 Notice-and-Access .................................................................................................................................. 2 Revocation of Proxy ................................................................................................................................ 5 Voting of Proxies and Discretion Thereof .............................................................................................. 5 Attendance and Participation at the Meeting .......................................................................................... 5 Non-Registered Holders .......................................................................................................................... 6 Notice to United States Shareholders ...................................................................................................... 6 Interest of Certain Persons in Matters to be Acted Upon ........................................................................ 7 Board Recommendations on the Resolutions .......................................................................................... 7 Votes Necessary to Pass Resolutions ...................................................................................................... 7 Voting Securities and Principal Holders Thereof.................................................................................... 8 Take-Over Bid Protection ..................................................................................................................... 13 SHAREHOLDER PROPOSALS .............................................................................................................. 14 ADDITIONAL INFORMATION ............................................................................................................. 15 PARTICULARS OF MATTERS TO BE ACTED UPON ....................................................................... 16 PRESENTATION OF THE FINANCIAL STATEMENTS ..................................................................... 16 NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS ......................................................... 16 Nominees for Election to the Board of Directors .................................................................................. 17 Compensation of Directors.................................................................................................................... 23 Replacement or Removal of Directors .................................................................................................. 25 Indebtedness of Directors and Executive Officers ................................................................................ 25 Cease Trade Orders, Bankruptcy/Insolvency Proceedings, Penalties and Sanctions ............................ 25 Conflicts of Interest ............................................................................................................................... 26 Requirements under the British Columbia Business Corporations Act ................................................ 26 Interest of Informed Persons in Material Transactions ......................................................................... 27 APPOINTMENT OF AUDITORS ........................................................................................................... 27 STATEMENT OF EXECUTIVE COMPENSATION ............................................................................. 28 Compensation Governance and Philosophy .......................................................................................... 28 Comparator Group ................................................................................................................................ 29 Compensation Risk Management .......................................................................................................... 30 Elements of Compensation.................................................................................................................... 31 Employment, Consulting and Management Agreements ...................................................................... 44 Summary Compensation Table ............................................................................................................. 48 Incentive Plan Awards .......................................................................................................................... 49 STATEMENT OF CORPORATE GOVERNANCE ................................................................................ 53 Board of Directors ................................................................................................................................. 53 Chair and Vice-Chair ............................................................................................................................ 53 Meetings of Independent Directors ....................................................................................................... 54 Other Directorships and Board Interlocks ............................................................................................. 55 Limitations on Other Board Service ...................................................................................................... 55 Orientation and Continuing Education .................................................................................................. 55 Ethical Business Conduct ...................................................................................................................... 56 Nomination of Directors........................................................................................................................ 56 Term Limits ........................................................................................................................................... 57 Diversity ................................................................................................................................................ 57

- ii - Assessments .......................................................................................................................................... 57 BOARD COMMITTEES .......................................................................................................................... 58 Compensation and Nominating Committee .......................................................................................... 58 Audit Committee ................................................................................................................................... 59 Governance Committee ......................................................................................................................... 61 NON-GAAP FINANCIAL AND PERFORMANCE MEASURES ......................................................... 63 SCHEDULE "A" BOARD CHARTER .................................................................................................. A-1

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- 1 - CURALEAF HOLDINGS, INC. MANAGEMENT INFORMATION CIRCULAR This management information circular (the “Circular”) is dated April 29, 2025 and is furnished in connection with the solicitation of proxies by and on behalf of the management (“Management”) of Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) for use at the annual general meeting (the “Meeting”) of the holders (collectively, the ”Shareholders”) of subordinate voting shares of the Company (the “Subordinate Voting Shares”) and multiple voting shares of the Company (the “Multiple Voting Shares” and collectively with the Subordinate Voting Shares, the “Shares”) to be held on June 13, 2025 at 9:00 a.m. (Eastern Time) at https://web.lumiconnect.com/262434694 for the purposes set out in the notice of annual general meeting of the Shareholders (the “Notice of Meeting”) accompanying this Circular. This year again, the Meeting will be held in a virtual format only. Our virtual annual general meeting of Shareholders will allow all shareholders an equal opportunity to attend, vote and submit questions, no matter their equity ownership or where they may physically be located on the Meeting date. All properly submitted proxies will be voted in accordance with the instructions contained in those proxies. If no instructions are specified, the proxies will be voted in accordance with the recommendation of our Board with respect to each of the matters set forth in the accompanying Notice of Meeting. You may revoke it at any time up to and including the day that is two business days preceding the day of the Meeting by following the instructions set forth in this Circular. See “Revocation of Proxy.” See “General Information About the Annual General Meeting – Attendance and Participation at the Meeting” for more information on how to attend, participate and vote at the Meeting. All dollar amounts herein are expressed in U.S. dollars, unless otherwise indicated. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION Certain statements in this Circular may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States (the “U.S.”) securities laws (together, “forward-looking statements”). The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company believed to be reasonable at the time such forward-looking statements are made, in light of Management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this Circular are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Should one or more of the foregoing risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Many risks, uncertainties and other factors could cause the Company’s actual results or affairs to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risks, uncertainties and other factors discussed in the “Risk Factors” sections of our annual

- 2 - management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2024 and 2023 dated March 3, 2025 and of our annual information form for the year ended December 31, 2024 dated March 3, 2025, both of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The forward-looking statements contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on the forward-looking statements contained in this Circular when making an investment decision in the Company’s securities. You are encouraged to read our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca and with the U.S. Securities Exchange Commission available on EDGAR at www.sec.gov/edgar under the Company’s profile for a discussion of these and other risks and uncertainties. CAUTION REGARDING CANNABIS OPERATIONS IN THE UNITED STATES Investors should note that there are significant legal restrictions and regulations that govern the cannabis industry in the U.S. Cannabis remains a Schedule I drug under the U.S. Controlled Substances Act, making it illegal under federal law in the U.S. to, among other things, cultivate, distribute or possess cannabis in the U.S. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the U.S. may form the basis for prosecution under applicable U.S. federal money laundering legislation. While the approach to enforcement of such laws by the federal government in the U.S. has trended toward non-enforcement against individuals and businesses that comply with medical- or adult-use cannabis programs in states where such programs are legal, strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. The enforcement of federal laws in the U.S. is a significant risk to the business of the Company and any proceedings brought against the Company thereunder may adversely affect the Company’s operations and financial performance. GENERAL INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING Solicitation of Proxies The solicitation of proxies by this Circular is being made by and on behalf of Management. Although it is expected that the solicitation of proxies will be primarily by mail and by Internet, proxies may also be solicited in person. The costs of solicitation of proxies will be borne by the Company. Notice-and-Access The Company is sending the Notice, this Circular, the Financial Statements and related management’s discussion and analysis and other meeting materials of the Meeting (the “Meeting Materials”) to the Shareholders using notice-and-access in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), allowing the Company to send the Meeting Materials to Shareholders over the Internet. The Meeting Materials are being sent by the Company both to registered Shareholders, directly, and non-objecting beneficial owners and objecting beneficial owners (collectively, “Non-Registered Holders”), indirectly through intermediaries, and the Company

- 3 - assumes the delivery costs thereof. The Company may also retain, and pay a fee to, one or more professional proxy firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non- Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting. Meeting Materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar or at the website https://odysseytrust.com/client/crlf-holdings-inc/ maintained by Odyssey for the Meeting Materials. The Meeting Materials will remain posted on the Company’s profile on SEDAR+, EDGAR and on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted. Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 31, 2025. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with the Notice for voting purposes. Voting at the Meeting Registered Shareholders and duly appointed proxyholders may vote at the Meeting, which will be held in a virtual format only, by completing a ballot online during the Meeting, as further described below. See “Attendance and Participation at the Meeting.” Non-Registered Holders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. This is because the Company and its transfer agent do not have a record of the Non-Registered Holders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Non-Registered Holder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of Proxy” and “Attendance and Participation at the Meeting.” Appointment of Proxy The persons named in the enclosed proxy or voting instruction form are Boris Jordan, Chairman and Chief Executive Officer of the Company and Mr. Joseph Lusardi, Executive Vice-Chairman of the Company. Shareholders have the right to appoint a person (who need not be a Shareholder) to represent him, her or it (through a legal representative) at the Meeting other than the persons designated in the form of proxy or voting instructions form, as applicable, including Non-Registered Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

- 4 - Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy (including Non-Registered Holders who wish to appoint themselves as proxyholders) and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting. • Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. You may deliver the completed proxy to Odyssey by: (i) mail using the enclosed return envelope; or (ii) hand delivery to Odyssey at 1230, 300 5th Ave SW, Calgary, AB T2P 3C4. Alternatively, you may vote by Internet at https://vote.odysseytrust.com and by clicking “Vote.” All instructions are listed on the enclosed Proxy Instrument. Your proxy or voting instruction form must be received in each case no later than 4:00 p.m. (Eastern Time) on June 11, 2025 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) to the Meeting. This MUST be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details. • Step 2: Register your proxyholder: To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 4:00 p.m. (Eastern Time) on June 11, 2025, and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if they are a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. If you are a Non-Registered Holder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please see further instructions below under the heading “Attendance and Participation at the Meeting.” Legal Proxy – US Beneficial Shareholders If you are a beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attendance and Participation at the Meeting” you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint

- 5 - a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 4:00 p.m. (Eastern Time) on June 11, 2025. Revocation of Proxy In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Company c/o Odyssey Trust Company, 1230, 500 5th Ave SW, Calgary, AB T2P 3C4, or by delivering written notice of such revocation to the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) thereof. Voting of Proxies and Discretion Thereof The shares represented by your proxy or voting instruction form (as applicable) will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. When Shareholders have properly executed proxies in favour of persons designated in the printed portion of the proxy or voting instruction form (as applicable), and have not specified in the proxy or voting instruction form (as applicable) the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted “IN FAVOUR” of each item scheduled to come before the Meeting. The proxy or voting instruction form (as applicable) confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the proxy or voting instruction form (as applicable) to vote such proxy according to their best judgment. Attendance and Participation at the Meeting The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. The Company is excited to once again embrace virtual meeting technology, which the Company believe provides expanded access, improved communications and cost and time savings for Shareholders and the Company. A virtual meeting enables increased Shareholder attendance from locations around the world. The Company believes the cost and time savings afforded by a virtual meeting encourage more Shareholders to attend the Meeting, and, importantly, will reduce the Company’s environmental impact. Shareholders and duly-appointed proxyholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid Username. Guests are welcome to attend and view the webcast, but will be unable to participate or vote at the Meeting. To join as a guest please visit the Meeting online at https://web.lumiconnect.com/262434694 and select “Join as a Guest” when prompted. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiconnect.com/262434694. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting: • Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is “curaleaf2025” (case

- 6 - sensitive). If as a registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online, but you will be able to attend as a guest. • Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “curaleaf2025” (case sensitive). Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not able to participate or vote at the Meeting. Shareholders who wish to appoint proxyholder other than the persons designated in the Proxy Instrument to represent them at the Meeting (including beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of Proxy.” Non-Registered Holders You are a Non-Registered Holder if your shares are registered in the name of an intermediary, such as a bank, a trust company, a securities dealer or broker, or an administrator of a self-administered RRSP, RRIF, RESP or similar plan, that, in turn, holds those shares through a central depository such as the Canadian Depository for Securities Limited (CDS) (each an “Intermediary”). Pursuant to NI 54-101, Intermediaries are required to request voting instructions from Non-Registered Holders prior to shareholders’ meetings. Without specific instructions from Non-Registered Holders, Intermediaries are prohibited from voting the shares registered in their name. Non-Registered Holders should ensure that instructions respecting the voting of their shares are communicated to their respective Intermediary. If you are a Non-Registered Holder and wish to attend, participate and vote at the Meeting, you should carefully follow the instructions provided by your Intermediary, including those regarding when and where the voting instruction form is to be delivered, in order to appoint yourself as proxyholder. Non-Registered Holders should also carefully read the section “Appointment of Proxy” and “Attendance and Participation at the Meeting” above. Although Non-Registered Holders will not be recognized at the Meeting for the purpose of directly exercising the voting rights carried by the shares registered in the name of their Intermediary, they may attend the Meeting as proxy for the registered Shareholder and, in such capacity, exercise the voting rights carried by such shares by following the instructions to such effect provided by the Intermediary. Notice to United States Shareholders Curaleaf is a corporation organized under the laws of the Province of British Columbia, Canada, and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As such, the solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in

- 7 - accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the United States Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, or that the experts named herein are residents of a country other than the United States. As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. Interest of Certain Persons in Matters to be Acted Upon The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, any proposed nominee for election as a director of the Company, and any associate and affiliate of any of the foregoing, in any matter to be acted upon at the Meeting. Board Recommendations on the Resolutions The Board recommends that you vote: - “FOR” setting the number of directors at ten (10); - “FOR” each of the nominees for re-election to the Board until their respective successors are duly elected; and - “FOR” the appointment of PKF O’Connor Davies as the auditors of the Company for the ensuing year and the authorization given to the Board to fix their remuneration. Votes Necessary to Pass Resolutions To conduct business at the Meeting, the quorum of shareholders is two Shareholders present (or participating virtually) at the Meeting or represented by proxy, without consideration for the number of shares such Shareholders hold. At the Meeting, Shareholders will be asked to consider, and if thought fit, to pass resolutions to fix the number of directors of the Company at ten (10), to elect the directors of the Company, and to appoint PKF O’Connor Davies as the auditors of the Company for the ensuing year and to authorize the Board to fix their remuneration. Such resolutions require the approval of a simple majority (or 50% +1) of the votes

- 8 - cast at the Meeting in order to be approved. Withheld votes and broker non-votes will have no effect on the outcome of the election of the directors. Voting Securities and Principal Holders Thereof The authorized share capital of the Company consists of an unlimited number of Multiple Voting Shares without par value, an unlimited number of Subordinate Voting Shares without par value and an unlimited number of non-voting and non-participating shares exchangeable for Subordinate Voting Shares (the “Exchangeable Shares”). As at the date of the Record Date, there are 663,418,006 Subordinate Voting Shares issued and outstanding, representing approximately 41.4 % of voting rights attached to outstanding securities of the Company, and 93,970,705 Multiple Voting Shares issued and outstanding, representing approximately 58.6 % of voting rights attached to outstanding securities of the Company. No Exchangeable Shares are issued and outstanding as at the date of this Circular. The following is a summary of the current special rights or restrictions attached to the Subordinate Voting Shares, the Multiple Voting Shares and the Exchangeable Shares. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the completed provisions of the articles of the Company (the full text of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company’s profile). Subordinate Voting Shares Restricted Shares The Subordinated Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian Securities Laws. Right to Notice and Vote Holders of Subordinate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held. Class Rights As long as any Subordinate Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right attached to the Subordinate Voting Shares. Holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company. Dividends Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend may be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as- converted to Subordinate Voting Share basis) on the Multiple Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the Board.

- 9 - Participation In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares are, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, entitled to participate ratably along with all other holders of Subordinate Voting Shares and Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis). Changes No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Except as described below, the Subordinate Voting Shares cannot be converted into any other class of shares. Conversion Upon an Offer In the event that an offer is made to purchase Multiple Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the shares of the Company are listed has not implemented any rules with respect to “coattail” protections, or if the Multiple Voting Shares are not then listed, to be made to all or substantially all the holders of Multiple Voting Shares in a given province or territory of Canada to which these requirements apply, each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares at the inverse of the Conversion Ratio (as defined below) then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares pursuant to the offer, and for no other reason. In such event, the Company shall deposit or cause the transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Multiple Voting Shares, on behalf of the holder. If Multiple Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the shareholder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Multiple Voting Shares being taken up and paid for, the Multiple Voting Shares resulting from the conversion shall be reconverted into Subordinate Voting Shares at the Conversion Ratio then in effect. Multiple Voting Shares Right to Notice and Vote Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of

- 10 - Multiple Voting Shares are entitled to 15 votes per Multiple Voting Share. Class Rights As long as any Multiple Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Additionally, consent of the holders of a majority of the outstanding Multiple Voting Shares are required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares has one vote in respect of each Multiple Voting Share held. The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, bonds, debentures or other securities of the Company. Dividends The holders of the Multiple Voting Shares are entitled to receive such dividends as may be declared and paid to holders of the Subordinate Voting Shares in any financial year as the Board may by resolution determine, on an as-converted to Subordinate Voting Share basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio. No dividend may be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board. Participation In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate ratably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Shares basis) and Subordinate Voting Shares. Changes No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares may occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Conversion The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis (the “Conversion Ratio”) at any time at the option of the holder.

- 11 - Automatic Conversion The Multiple Voting Shares will automatically convert into Subordinate Voting Shares at the Conversion Ratio on the earlier of (i) the transfer or disposition of the Multiple Voting Shares by Mr. Boris Jordan, Chairman and Chief Executive Officer of the Company, to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the Subordinate Voting Shares being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Conversion Upon an Offer In the event that an offer is made to purchase Subordinate Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the Subordinate Voting Shares are listed has not implemented any rules with respect to “coattail” protections, to be made to all or substantially all the holders of Subordinate Voting Shares in a given province or territory of Canada to which these requirements apply, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the Conversion Ratio at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Subordinate Voting Shares under the offer, and for no other reason. In such event, the Company shall deposit or cause the Company’s transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder. If Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Subordinate Voting Shares being taken up and paid for, the Subordinate Voting Shares resulting from the conversion shall be reconverted, into Multiple Voting Shares at the inverse of the Conversion Ratio then in effect. Exchangeable Shares Right to Notice and Vote Except as otherwise required by the Business Corporations Act or these Articles, the holders of Exchangeable Shares shall not be entitled to receive notice of, attend, or vote at meetings of the shareholders of the Company; provided that the holders of Exchangeable Shares shall, however, be entitled to receive notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale of its undertaking or assets, or a substantial part thereof, but holders of

- 12 - Exchangeable Shares shall not be entitled to vote at such meetings of the shareholders of the Company. Class Rights As long as any Exchangeable Shares remain outstanding, the Company will not, without the consent of the holders of the Exchangeable Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Exchangeable Shares. Dividends The holders of the Exchangeable Shares shall not be entitled to receive any dividends. Participation In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Exchangeable Shares shall not be entitled to receive any amount, property or assets of the Company. Changes No subdivision or consolidation of the Exchangeable Shares may be carried out unless, at the same time, the Multiple Voting Shares and Subordinate Voting Shares are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of securities. Exchange Right Each issued and outstanding Exchangeable Share may at any time, at the option of the holder, be exchanged for one Subordinate Voting Share. Change of Control Adjustment Upon any consolidation, amalgamation, arrangement, merger, redemption, compulsory acquisition or similar transaction of or involving the Subordinate Voting Shares, or a sale or conveyance of all or substantially all the assets of the Company to any other body corporate, trust, partnership or other entity (each a “Change of Control”), each Exchangeable Share that is outstanding on the effective date of a Change of Control shall remain outstanding and, upon the exchange of such Exchangeable Share thereafter, shall be entitled to receive and shall accept, in lieu of the number of Subordinate Voting Shares that the holder thereof would have been entitled to receive prior to such effective date, the number of shares or other securities or property (including cash) that such holder would have been entitled to receive on such Change of Control, if, on the effective date of such Change of Control, the holder had been the registered holder of the number of Subordinate Voting Shares which it was entitled to acquire upon the exchange of the Exchangeable Share as of such date, provided that, in the event that, in connection with a Change of Control, the Exchangeable Shares are to be exchanged for securities of another body corporate, trust, partnership or other entity that are substantially equivalent in all respects to the terms of the Exchangeable Shares (the “Alternative Exchangeable Security”), as determined by the board of directors of the Company, acting reasonably, using the same exchange ratio as is applicable for the Subordinate Voting Shares in connection with such Change of Control, then in such circumstances, each Exchangeable Share that is outstanding on the effective date of a

Change of Control shall be exchanged for the Alternative Exchangeable Security.

The close of business on April 29, 2025 has been fixed as the record date (the "**Record Date**") for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof and to vote their shares at the Meeting. Accordingly, only Shareholders of record on the Record Date are entitled to vote at the Meeting or any adjournment(s) thereof.

Except as set out below, to the knowledge of the directors and officers of the Company, based on publicly available filings, as of the Record Date, no person beneficially owns or exercises control or direction over, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of our voting shares:

Name of Shareholder	Number of Subordinate Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Subordinate Voting Shares Owned, Controlled or Directed	Number of Multiple Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Multiple Voting Shares Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or Directed
Boris Jordan[(1)]	52,286,410	7.9 %	93,970,705	100%	61.9 %
Andrey S. Blokh	122,896,211	18.5 %	—	—	7.7 %

(1) Includes 421,687 Subordinate Voting Shares registered directly in the name of Mr. Boris Jordan, as well as securities registered in the name of entities under the control of Mr. Boris Jordan, namely Gociter Holdings Ltd., being the holder of record of 33,991,909 Subordinate Voting Shares and 93,970,705 Multiple Voting Shares, and Jordan Family Investments, LLC; Measure 8 Full Spectrum Fund LP; Measure 8 Ventures LP; Measure 8 Ventures Management; and MedTech International Group LLC, being the holders of record of 1,935,000; 7,744; 14,902,157; 254,682; and 773,231 Subordinate Voting Shares, respectively.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules applicable to most senior issuers in Canada, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares. Mr. Boris Jordan, as the beneficial owner of all the outstanding Multiple Voting Shares, entered into a customary coattail agreement dated October 25, 2018 with the Company and a trustee (the "**Coattail Agreement**"). The Coattail Agreement contains provisions customary for dual class, listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale by Mr. Boris Jordan of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:

(a) offers a price per Subordinate Voting Share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares (on an as converted to Subordinate Voting Share basis);

(b) provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive

- 13 -

- 14 - of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror); (c) has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and (d) is in all other material respects identical to the offer for Multiple Voting Shares. In addition, the restrictions contained in the Coattail Agreement do not prevent the transfer or sale of Multiple Voting Shares by a person or company who beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Company to a permitted holder, provided such transfer or sale is not or would not have been subject to the requirements to make a take-over bid or constitute or would constitute an exempt take-over bid (as defined under applicable securities laws). The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, does not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement. Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with the articles of the Company. The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on the Company or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee. The Company agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement. The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of any applicable securities regulatory authority in Canada, and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Subordinate Voting Shares excluding votes attached to Subordinate Voting Shares held by Mr. Boris Jordan and his permitted holders on terms which would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby. No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law. SHAREHOLDER PROPOSALS Under the British Columbia Business Corporations Act (“BCBCA”), a person submitting a proposal must own at least one voting share and must have held at least one voting share for an uninterrupted period of at least two years before the date of signing the proposal. In addition, the proposal requires the signature of shareholders who, together with the submitting shareholder, are registered or beneficial owners of shares that, in the aggregate: (a) constitute at least 1% of the issued shares of the company that carry the right to

- 15 - vote at general meetings; or (b) have a fair market value exceeding $2,000. Any such proposal must be received at the registered office of the Company at least three months before the anniversary of the previous year’s annual reference date and comply with the other applicable provisions of the BCBCA. Any notice of a shareholder proposal intended to be raised at the annual general meeting of shareholders of the Company to be held during 2026 must be submitted to the Company at its registered office, on or before March 13, 2026, to be considered for inclusion in the management Circular for that annual general meeting of shareholders. ADDITIONAL INFORMATION Financial information is provided in the financial statements and related management’s discussion and analysis of the results for the period ended December 31, 2024. Shareholders wishing to receive a copy of such materials should send a request to the Company by mail at their principal business address, c/o Chief Investment Officer, 290 Harbor Drive, Stamford, Connecticut, United States of America, 06902, or by email at ir@curaleaf.com. Additional information relating to the Company is also available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

- 16 - PARTICULARS OF MATTERS TO BE ACTED UPON PRESENTATION OF THE FINANCIAL STATEMENTS The Company’s annual audited financial statements for the financial year ended December 31, 2024, together with the notes thereto and the auditors’ report thereon (the “Financial Statements”) will be presented at the Meeting but will not be subject to a vote. A copy of the Financial Statements has been filed and is available under the Company’s profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov/edgar, or at https://odysseytrust.com/client/crlf-holdings-inc/, the website for the Meeting Materials (as defined herein) maintained by the Company’s transfer agent and registrar, Odyssey Trust Company (“Odyssey”). NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS The articles of the Company require a minimum of three (3) directors of the Company. At the last annual general meeting of the Company held on June 14, 2024, the Shareholders fixed the number of directors of the Company at ten (10), and there are currently eight (8) directors on the board of directors of the Company (the “Board”). The present term of office of each current director of the Company will expire at the Meeting. At the Meeting, it is proposed (i) to set the number of directors of the Company at ten (10), and (ii) that six (6) directors be re-elected. Mr. Peter Derby and Dr. Jaswinder Grover will retire from the Board at the conclusion of the Meeting, and are therefore not standing up for re-election at the Meeting. After recommendation by the Compensation and Nominating Committee of the Board (the “CN Committee”) that the director-nominees listed in this Circular be presented for election at this Meeting and after unanimous approval of such recommendation by the Board, the Company proposes to nominate at the Meeting the persons whose names are set forth in the following table, each to serve as a director of the Company until the next meeting of Shareholders at which the election of directors is considered, or until a successor is duly elected or appointed, unless such director resigns, is removed or becomes disqualified in accordance with the articles of the Company or the BCBCA. The Management nominees named in the form of proxy or voting instruction form, as applicable, (absent contrary directions) intend to vote the shares represented thereby FOR setting the number of directors of the Company at ten (10), and FOR the re-election of each of the aforementioned named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any aforementioned named nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, as applicable, reserve the right to vote for another nominee at their discretion.

Nominees for Election to the Board of Directors

BORIS JORDAN	**Chairman and Chief Executive Officer**

Age: 58

Florida, United States

Not Independent

Director since 2018

2024 Voting Results

For: 98.515%

Withheld: 1.485%

Mr. Jordan is an American entrepreneur, who has co-founded numerous multi-billion dollar businesses across financial services, technology, and energy industries. Mr. Jordan's career investing in emerging markets has afforded him a unique leadership perspective he has applied to the cannabis industry over the past decade. Mr. Jordan was an early investor in the cannabis industry, and became Chairman of Curaleaf, then named Palliatech, in 2014. Mr. Jordan was appointed Chief Executive Officer of the Company in August 2024. Since acquiring majority control of Curaleaf in 2015, he has been impactful in the Company's emergence as an industry leader. Mr. Jordan is a longstanding Member of the Council on Foreign Relations and a member of The Board of Trustees of New York University, where he holds a B.A.

Board/Committee Membership	**Attendance**		**Other Public Board Membership**	
			Entity	**Since**
Board	6/6	100%	N/A	N/A
CN Committee	3/4	75%		

Value of Total Compensation Received as Officer	
Fiscal 2024:	$4,605,000[(1)]

Securities Held as of December 31, 2024

Subordinate Voting Shares[(2)] (#)	**Market Value of Subordinate Voting Shares[(3)] ($)**	**Multiple Voting Shares[(2)] (#)**	**Market Value of Multiple Voting Shares[(3)] ($)**	**Options (#)**	**Value of Vested In-the-Money Options[(3)] ($)**	**RSUs (#)**	**PSUs (#)**	**Market Value of RSUs and PSUs[(3)] ($)**
53,386,134	83,282,369	93,970,705	146,597,300	5,697,505	—	371,727	371,727	1,159,788

Notes

(1) See "Summary Compensation Table."

(2) Includes 305,321 Subordinate Voting Shares registered directly in the name of Mr. Boris Jordan, as well as securities registered in the name of entities under the control of Mr. Boris Jordan, namely Gociter Holdings Ltd., being the holder of record of 33,991,909 Subordinate Voting Shares and 93,970,705 Subordinate Voting Shares, and Jordan Family Investments, LLC; Measure 8 Full Spectrum Fund LP; Measure 8 Ventures LP; Measure 8 Ventures Management; and MedTech International Group LLC, being the holders of record of 1,935,000; 7,744; 16,475,060; 5,755; and 665,345 Subordinate Voting Shares, respectively.

(3) Based on the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange ("**TSX**") (C$2.24) on December 31, 2024, being the last trading day before the end of Fiscal 2024, equivalent to US$1.56 using the exchange rate of US1.00:C$1.4389 published by the Bank of Canada on such date. See "Statement of Executive Compensation – Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards."

- 17 -

JOSEPH LUSARDI	**Executive Vice Chairman**
Age: 50 Massachusetts, United States **Not Independent** Director since 2018 2024 Voting Results For: 98.931% Withheld: 1.069%	Mr. Lusardi is a pioneer in the U.S. cannabis industry and is credited with opening one of the first medical cannabis operations on the East Coast. Mr. Lusardi has over a decade of cannabis experience, as well as 20 years' experience in finance, private equity and entrepreneurship. Since 2015, Mr. Lusardi has led the Company through a significant growth trajectory from a small medical device company to a publicly traded, vertically integrate, multi state cannabis operator. In 2019, he oversaw two transformational acquisitions – Select, the leading cannabis wholesale brand in the U.S., and Grassroots, which expanded Curaleaf's presence from 12 to 19 states with over 130 licenses. Mr. Lusardi has been instrumental in developing an organizational strategy focused on the advancement of cannabis science to support patients in need of medical cannabis as well as adult-use customers. He previously held executive positions at financial services companies including Liberty Mutual Group, Fidelity Investments, and Affiliated Managers Group. Mr. Lusardi is also a Principal and Founder at Massapoag Advisors since 2013 to this day. Mr. Lusardi has a B.B.A. from The Catholic University of America and an M.B.A. from Boston College.

Board/Committee Membership	**Attendance**		**Other Public Board Membership**	
			Entity	**Since**
Board	6/6	100%	N/A	N/A

Value of Total Compensation Received as Officer	
Fiscal 2024:	$2,302,500[(1)]

Securities Held as of December 31, 2024

Subordinate Voting Shares[(2)] (#)	Market Value of Subordinate Voting Shares[(3)] ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares[(3)] ($)	Options (#)	Value of Vested In-the-Money Options[(3)] ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs[(3)] ($)
5,309,724	8,283,169	—	—	6,916,455	6,483,863	371,726	—	579,893

Notes

(1) See "Summary Compensation Table."

(2) Includes 3,817,469 Subordinate Voting Shares registered directly in the name of Mr. Joseph Lusardi, as well as securities registered in the name of an entity under the control of Mr. Joseph Lusardi, namely PT Mass Holdings, LLC, being the holder of record of 1,492,255 Subordinate Voting Shares.

(3) Based on the closing price of the Subordinate Voting Shares on the TSX (C$2.24) on December 31, 2024, being the last trading day before the end of Fiscal 2024, equivalent to US$1.56 using the exchange rate of US1.00:C$1.4389 published by the Bank of Canada on such date. See "Statement of Executive Compensation – Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards."

- 18 -

MICHELLE BODNER	**Director**

Age: 64

New York, United States

Independent

Director since 2022

2024 Voting Results

For: 98.873%

Withheld: 1.127%

Michelle Bodner is a Wall Street trained entrepreneur with expertise in operations, real estate and executive coaching. She has delivered advisory services to government agencies, banks, large corporations, non-profits and early and mid-stage companies in multiple disciplines. In 2015, Ms. Bodner was engaged by Curaleaf, Inc. (then Palliatech, Inc.) as a consultant responsible for its New York State license application. Since that time, Michelle has held multiple positions at Curaleaf, including tenures as a director, first Chief Operating Officer, and the President and CEO of Curaleaf's New York and Florida operations. Michelle was named one of the 2019 CBE Power Women in Cannabis. Prior to joining the cannabis industry, Michelle served in various roles, including Chief Operating Officer of the New York City Opera, Director of Project Development for the Empire State Development Corporation, and Strategic Consultant for Women's World Banking.

Board/Committee Membership	**Attendance**		**Other Public Board Membership**	
			Entity	**Since**
Board	5/6	83%	N/A	N/A

Value of Total Compensation Received as Director	
Fiscal 2024:	$250,000[1]

Securities Held as of December 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares[2] ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares[2] ($)	Options (#)	Value of Vested In-the-Money Options[2] ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs[2] ($)
293,294	457,539	—	—	—	—	37,488	—	58,481

Notes

(1) See "Compensation of Directors."

(2) Based on the closing price of the Subordinate Voting Shares on the TSX (C$2.24) on December 31, 2024, being the last trading day before the end of Fiscal 2024, equivalent to US$1.56 using the exchange rate of US1.00:C$1.4389 published by the Bank of Canada on such date. See "Compensation of Directors – Outstanding Share-Based Awards."

- 19 -

KARL JOHANSSON	**Director**

Age: 75

Minnesota, United States

Independent

Director since 2018

2024 Voting Results

For: 99.587%

Withheld: 0.413%

Mr. Johansson has broad experience in serving multinational clients, the coordination of international tax engagements, mergers and acquisitions, and due diligence projects in key global markets. Mr. Johansson has been a Managing Partner of Ernst & Young CIS and a Regional Partner for Eastern Europe countries, including CIS. He was a coordinator of the Foreign Investment Advisory Council (FIAC). Mr. Johansson has been a member of the Emerging Europe Business Council and Corporate Governance Task Force of the World Economic Forum, as well as the Foreign Investment Advisory Councils of Kazakhstan and Ukraine. He has also worked in Hong Kong, China and the Middle East. Mr. Johansson serves as the Chair of the Audit Committee, as well as a member of the CN Committee. Mr. Johansson received a Bachelor's degree from the University of Minnesota and a Juris Doctor degree from the University of Pennsylvania.

Board/Committee Membership	**Attendance**		**Other Public Board Membership**	
			Entity	**Since**
Board	6/6	100%	N/A	N/A
Audit Committee(1)	5/5	100%		
CN Committee	3/4	100%		
Governance Committee	7/7	100%		

Value of Total Compensation Received as Director

Fiscal 2024: $350,000(2)

Securities Held as of December 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares(3) ($)	Options (#)	Value of Vested In-the-Money Options(3) ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs(3) ($)
141,876	221,326	—	—	—	—	37,488	—	58,481

Notes

(1) Chair of the Audit Committee.

(2) See "Compensation of Directors."

(3) Based on the closing price of the Subordinate Voting Shares on the TSX (C$2.24) on December 31, 2024, being the last trading day before the end of Fiscal 2024, equivalent to US$1.56 using the exchange rate of US1.00:C$1.4389 published by the Bank of Canada on such date. See "Compensation of Directors – Outstanding Share-Based Awards."

- 20 -

MITCHELL KAHN	Director[1]
Age: 64 Illinois, United States **Not Independent** Director since 2020 2024 Voting Results For: 98.736% Withheld: 1.264%	Over his career, Mitchell Kahn has demonstrated a successful track record of business management, strong leadership, and entrepreneurship. Mr. Kahn graduated from University of Wisconsin School of Business and received his JD from Northwestern University Law School. After beginning his career as a transactional attorney focused on both real estate and corporate M&A transactions, he served as Senior Vice President at Sportmart, growing the company's retail footprint from 20 to 70 stores. He then co-founded Hilco, a leading real estate restructuring, disposition valuation and appraisal firm. Mr. Kahn served as President and CEO and grew the business to more than 30 employees and annual revenues in excess of $15,000,000. In 2010, Mr. Kahn co-founded Frontline Real Estate Partners, a real estate investment and advisory company with expertise in the acquisition, development, management, disposition and leasing of commercial real estate properties throughout the U.S. The company has acquired properties valued at more than $125,000,000 and has built a successful brokerage and property management business currently managing more than two million square feet of properties. Mr. Kahn actively serves as Chairman of Frontline Real Estate Partners. In 2014, Mr. Kahn co-founded Grassroots Cannabis to provide safe and efficacious cannabinoid products to consumers. As CEO of the largest private, vertically integrated cannabis operation in the U.S., he established operations in 11 states, obtained more than 60 licenses, and empowered over 1100 employees. Today, Mr. Kahn serves on multiple boards and is actively involved in numerous charitable and community organizations.

Board/Committee Membership	Attendance		Other Public Board Membership	
			Entity	Since
Board	6/6	100%	N/A	N/A

Value of Total Compensation Received as Director	
Fiscal 2024:	$250,000[2]

Securities Held as of December 31, 2024

Subordinate Voting Shares[3] (#)	Market Value of Subordinate Voting Shares[4] ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares[4] ($)	Options (#)	Value of Vested In-the-Money Options[4] ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs[4] ($)
5,674,641	8,852,440	—	—	—	—	37,488	—	58,481

Notes

(1) Under the amended and restated merger agreement to acquire GR Companies, Inc. ("Grassroots") dated June 22, 2020, the former core securityholders of Grassroots have the right to appoint one individual to serve on the Board. Mitchell Kahn, co-founder and former CEO of Grassroots, is the nominee appointed by the former core securityholders of Grassroots.

(2) See "Compensation of Directors."

(3) Includes 101,964 Subordinate Voting Shares registered directly in the name of Mr. Mitchell Kahn, as well as securities registered in the name of entities under the control of Mr. Mitchell Kahn or of which he is the beneficiary, namely Mitchell P. Kahn Revocable Trust and Pine Tree Enterprises LLC, being the holders of record of 241,042 and 5,331,635 Subordinate Voting Shares, respectively.

(4) Based on the closing price of the Subordinate Voting Shares on the TSX (C$2.24) on December 31, 2024, being the last trading day before the end of Fiscal 2024, equivalent to US$1.56 using the exchange rate of US1.00:C$1.4389 published by the Bank of Canada on such date. See "Compensation of Directors – Outstanding Share-Based Awards."

- 21 -

SHASHEEN SHAH	Director
Age: 54 New Mexico, United States **Independent** Director since 2022 2024 Voting Results For: 99.848% Withheld: 0.152%	Shasheen Shah is a leadership development coach and trusted advisor to global executives and organizations. As CEO of Coherent Strategies Consulting and Coaching, he specializes in developing high-performance teams, achieving successful business outcomes, and navigating the personal challenges that come with leadership. Mr. Shah has collaborated with executives from renowned companies, including Credit Suisse, Goldman Sachs, Barclays, Tesla, Butcher Box, and LinkedIn. He is also the author of "The Kid and the King: The Hidden Inner Struggle High Achievers Must Conquer to Reignite and Re-engage with Life." As a member of the company's governance and audit committees, Mr. Shah brings extensive experience in strategic planning and financial reviews. He has partnered with CEOs and CFOs to conduct yearly and quarterly financial reviews across various stages of company growth. His work spans diverse sectors, from venture-backed startups to mid-sized businesses in both public and private markets, ensuring alignment between strategic activities and financial goals. Mr. Shah holds a BA in Philosophy from Colgate University and an MA in Clinical Psychology from Antioch University.

Board/Committee Membership	Attendance		Other Public Board Membership	
			Entity	Since
Board	6/6	100%	N/A	N/A
Audit Committee	5/5	100%		
Governance Committee(1)	7/7	100%		

Value of Total Compensation Received as Director	
Fiscal 2024:	$350,000(2)

Securities Held as of December 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares(3) ($)	Options (#)	Value of Vested In-the-Money Options(3) ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs(3) ($)
66,544	103,809	—	—	—	—	37,488	—	58,481

Notes

(1) Chair of the Governance Committee.
(2) See "Compensation of Directors."
(3) Based on the closing price of the Subordinate Voting Shares on the TSX (C$2.24) on December 31, 2024, being the last trading day before the end of Fiscal 2024, equivalent to US$1.56 using the exchange rate of US1.00:C$1.4389 published by the Bank of Canada on such date. See "Compensation of Directors – Outstanding Share-Based Awards."

- 22 -

- 23 - Compensation of Directors The compensation program of the Board is designed to attract and retain highly talented and experienced directors, leading to the long-term success of the Company. This requires that directors be adequately and competitively compensated. The Company pays compensation to its directors, which is comprised of a combination of (i) an annual cash retainer and (ii) awards granted in accordance with the terms of the Company’s Stock and Incentive Plan dated effective as of October 25, 2018 (as amended from time to time, the “LTIP”). During Fiscal 2024, each non-executive director was entitled to an annual cash retainer in the amount of $100,000, and each of the Chair of a standing committee of the Board is entitled to an additional annual cash retainer in the amount of $100,000. That additional chair premium was the same for each standing committee of the Board. Further, each non-executive director, subject to their continued service as a director of the Company, is entitled to an annual grant of RSUs. During Fiscal 2024, this grant had an aggregate value of $150,000. The Company does not offer a meeting fee for Board or committee members. In addition, the Company may from time to time form ad hoc special committees to evaluate a special transaction. Depending on the transaction being evaluated, directors may be paid a special retainer for acting on such committee, and may also be paid a meeting fee. The directors are also reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the shareholders of the Company. The Company also obtained insurance for the benefits of its directors and has indemnification obligations for the benefit of its directors. To determine the compensation of directors for Fiscal 2024, Curaleaf conducted an external market analysis to compare Curaleaf’s current independent non-employee Board of Directors compensation structure and practices against the Peer Group further described under “Statement of Executive Compensation” herein. In addition, the Company compared its Board compensation structure with that of other multi-state operators in the cannabis industry, as well as other companies within such Peer Group. Following this review of external peer pay practices for independent Board members, it was determined that it would be in the best interest of the Company to include committee membership fees in lieu of the $100,000 chair retainer to better align with market practices. Effective July 1, 2025, the CN Committee resolved to modify the Board compensation structure to provide for an annual cash retainer of $75,000 instead of $100,000. Also, the flat $100,000 additional cash retainer for chairs of standing committees will be replaced with additional committee membership fees as follows: $30,000 for the chair of the Audit Committee and $15,000 for each other member thereof, and $20,000 for the chair of each of the CN Committee and the Governance Committee, and $10,000 for each member thereof. The annual equity grant for directors will remain at $150,000 in line with prior years, except that chairs of standing committees will receive an additional $75,000 equity grant. This revised Board compensation structure is expected to slightly decrease overall Board compensation in 2025 compared to Fiscal 2024. Director Compensation Table The table below shows the total compensation earned by each non-executive Director as of December 31, 2024, for services rendered in the fiscal year ended December 31, 2024. All directors are paid in U.S. dollars. Amounts shown are yearly but are paid quarterly. Apart from RSUs, non-executive Directors do not benefit from any other equity-based awards, option-based awards, non-equity incentives, pension plan or any other form of compensation. Amounts shown are yearly but are paid quarterly. For the compensation earned by Mr. Boris Jordan, Chairman and Chief Executive Officer of the Company, and Mr. Joseph Lusardi, Executive Vice Chair of the Company, refer to the "Summary Compensation Table" on page 48.

Director Name	Cash Fees Earned ($)	Equity-Based Awards[(1)] ($)	Option-Based Award ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Michelle Bodner	$100,000	$150,000	—	—	—	—	$250,000
Peter Derby[(3)(4) (8)]	$200,000	$150,000	—	—	—	—	$350,000
Jaswinder Grover[(8)]	$100,000	$150,000	—	—	—	—	$250,000
Karl Johansson[(2)(5)(7)]	$200,000	$150,000	—	—	—	—	$350,000
Mitchell Kahn	$100,000	$150,000	—	—	—	—	$250,000
Shasheen Shah[(3)(6)]	$200,000	$150,000	—	—	—	—	$350,000

(1) Consist of RSUs issued under the LTIP.
(2) Chair of the Audit Committee
(3) Member of the Audit Committee
(4) Chair of the CN Committee.
(5) Member of the CN Committee.
(6) Chair of the Governance Committee.
(7) Member of the Governance Committee.
(8) Mr. Peter Derby and Dr. Jaswinder Grover will not stand for re-election at the Meeting.

Outstanding Share-Based Awards

The table below sets forth the details of the outstanding RSUs held by each non-executive director who served in that capacity for any part of Fiscal 2024.

Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed[(1)] ($)
Michelle Bodner	37,488	$58,481	—
Peter Derby[(2)]	37,488	$58,481	—
Dr. Jaswinder Grover[(2)]	37,488	$58,481	—
Karl Johansson	37,488	$58,481	—
Mitchell Kahn	37,488	$58,481	—
Shasheen Shah	37,488	$58,481	—

(1) Consist of vested RSUs which have not yet been settled as at December 31, 2024. The value of the RSUs that have vested but not been paid out at fiscal year-end is determined by multiplying the number of vested RSUs held as at December 31, 2024 by the closing price of the Subordinate Voting Shares on the TSX on December 31, 2024, the last trading day of Fiscal 2024, being C$2.24, equivalent to US$1.56 using the exchange rate of US1.00:C$1.4389 published by the Bank of Canada on such date.
(2) Mr. Peter Derby and Dr. Jaswinder Grover will not stand for re-election at the Meeting.

- 24 -

- 25 - Incentive Plan Awards – Value Vested or Earned During Fiscal 2024 The following table provides a summary of the value of vested share-based awards compensation earned by each non-executive director during Fiscal 2024. Name Option-Based Awards – Value Vested During the Year ($) Share-Based Awards – Value Vested During the Year(1) ($) Non-Equity Incentive Plan Compensation – Value Earned During the Year ($) Michelle Bodner — $158,938 — Peter Derby(2) — $158,938 — Dr. Jaswinder Grover(2) — $158,938 — Karl Johansson — $158,938 — Mitchell Kahn — $158,938 — Shasheen Shah — $158,938 — (1) The value of the RSUs that have vested during the year is determined by multiplying the number of RSUs that have vested during 2024 by the closing price of the Subordinate Voting Shares on the TSX on each of the vesting dates, converted into U.S. dollars using the exchange rate published by the Bank of Canada on such dates. (2) Mr. Peter Derby and Dr. Jaswinder Grover will not stand for re-election at the Meeting. Replacement or Removal of Directors To the extent directors are elected or appointed to fill casual vacancies or vacancies arising from the removal of directors, in both instances whether by shareholders or directors, the directors shall hold office until the remainder of the unexpired portion of the term of the departed director that was replaced. Indebtedness of Directors and Executive Officers No individual is, or at any time during the most recently completed financial year of the Company, was, a director or executive officer of the Company, and no proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee: (i) is or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries; or (ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. Cease Trade Orders, Bankruptcy/Insolvency Proceedings, Penalties and Sanctions None of the Company’s directors or executive officers has, within the ten years prior to the date of this Circular, been a director or officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days. None of the Company’s directors or executive officers has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of

- 26 - that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. Conflicts of Interest Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA. Further, to mitigate the risks caused by real or perceived conflicts of interest of its directors, officers and employees, the Company adopted a conflicts of interest policy pursuant to which, among other things, disclosure of the competing interests and the approval of the Company is required with respect to affiliations with competitors (including having a financial interest in such competitors) or companies with which Curaleaf does business. Other than (i) certain of the Company’s or its subsidiaries’ directors and officers serving as directors and officers of other companies, and therefore being possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, (ii) certain of the Company’s or its subsidiaries’ directors and officers having portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company, and (iii) other than disclosed elsewhere in this Circular, to the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests. Requirements under the British Columbia Business Corporations Act Pursuant to the BCBCA, directors and officers are required to act honestly and in good faith with a view to the best interests of the Company. Under the BCBCA, subject to certain limited exceptions, a director who holds a disclosable interest in a material contract or transaction into which we have entered or propose to enter shall not vote on any directors’ resolution to approve the contract or transaction. A director or officer has a disclosable interest in a material contract or transaction if the director or officer: - is a party to the contract or transaction; - is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or - has a material interest in a party to the contract or transaction.

- 27 - Generally, as a matter of practice, directors or officers who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If such directors were to participate in the discussions, they would abstain from voting on any matters relating to matters in which they have disclosed a disclosable interest Interest of Informed Persons in Material Transactions Other than as described elsewhere in this Circular, to the knowledge of the Company, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of these persons, in any transaction within the year ended December 31, 2024, or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries. APPOINTMENT OF AUDITORS Shareholders will be requested to appoint PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), as auditors of the Company to hold office until the next annual meeting of Shareholders, and to authorize the directors of the Company to fix the auditors’ remuneration and the terms of their engagement. PKF O’Connor Davies were first appointed as auditors of the Company effective as of August 9, 2022. The Management nominees named in the form of proxy or voting instruction form, as applicable, (absent contrary directions) intend to vote the shares represented thereby FOR the resolution re- appointing PKF O’Connor Davies as auditors of the Company for the ensuing year and authorizing the directors to fix PKF O’Connor Davies’ remuneration.

- 28 - STATEMENT OF EXECUTIVE COMPENSATION The following discussion describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining the compensation payable to the named executive officers (“Named Executive Officers” or “NEOs”), being (i) any individual who acted as Chief Executive Officer (“CEO”) during all or part of the applicable fiscal year, (ii) any individual who acted as Chief Financial Officer (“CFO”) during all or part of the applicable fiscal year, and (iii) each of the three other most highly compensated executive officers (or individuals acting in a similar capacity) of the Company as at the end of the applicable fiscal year. For Fiscal 2024, the Company’s NEOs were: • Boris Jordan, Chairman and Chief Executive Officer; • Matt Darin, former Chief Executive Officer; • Ed Kremer, Chief Financial Officer; • Joseph Lusardi, Executive Vice-Chairman; • Peter Clateman, Chief Legal Officer; and • Camilo Lyon, Chief Investment Officer. Compensation Governance and Philosophy The compensation of the directors and executive officers is determined by the Board, on an annual basis, based on the recommendations of the CN Committee, which recommendations may be informed by third party consultant advice and research, including market comparable research on similarly situated directors and executive officers, as well as management recommendations. Recommendations of the CN Committee are made by taking into consideration the objectives discussed below and, if applicable, relevant industry data. The Company’s compensation practices are designed to attract, retain, motivate and reward its executive officers for their performance and contribution to the Company’s long-term success. The Board seeks to compensate the Company’s executive officers by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with shareholder value creation. Corporate and individual performance objectives are tied to the executive officer’s primary business segment. These goals may include the achievement of specific financial or business development goals. The Board also seeks to set company-wide performance goals that reach across all business segments and include achievements in finance/business development and corporate development. The CN Committee’s comprehensive assessment of the overall business performance of the Company, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual NEO evaluations for total direct compensation, subject to the discretion of the CN Committee to properly devise compensation arrangements. We believe shareholders are best served by the CN Committee applying sound judgment to final compensation outcomes, including making thoughtful decisions to adjust the inputs to the business performance calculation and payouts up or down, when appropriate. Given the highly regulated and rapidly evolving nature of the cannabis industry, markets and products, it is challenging to design a compensation structure to attract and retain the kind of executive talent required to

- 29 - support the Company’s growth and expansion plans. Industry practices are variable and therefore compensation data analysis requires significant business judgment and interpretation of underlying business conditions. The CN Committee considers the Company’s business strategy, the expertise of its executives, and the ongoing evolution of industry and competitive compensation practices in establishing a tailored pay program that will attract and retain its executive talent. In determining appropriate compensation levels, the CN Committee considers, in addition to market data and practices: (i) the executive’s experience, performance, contributions and job proficiency; (ii) retention risks and succession planning considerations; (iii) best practices and regulatory considerations; and (iv) internal equity relative to other executives. The Company is not aware of any significant event that has occurred during the most recently completed fiscal year of the Company or since the beginning of the financial year ending December 31, 2025 that has significantly affected compensation. Comparator Group External peer market data was used to formulate the basis for the executive compensation programs. Overall executive compensation is evaluated based on publicly available data within a specified predetermined peer group of companies (the “Peer Group”) as well as aggregate data within surveys of other companies’ published information. The Peer Group was initially devised during the Company’s financial year ended December 31, 2023, and is reviewed annually by the CN Committee to ensure the comparator group used to benchmark executive compensation is appropriate in light of the Company’s size, breadth of services and geographic scope. For Fiscal 2024, the Peer Group was composed of eight direct competitors of the Company operating in the cannabis industry, as well as nineteen similarly sized companies operating in comparable industries unrelated to cannabis, predominantly Food & Beverage and other consumer packaged-goods (CPG) type companies. The annual revenue of the companies composing the Peer Group ranged from approximately 50% to 200% of Curaleaf’s annual revenue with a few outliers, making these companies an adequate comparison pool for executive roles, in terms of scope and responsibilities. In addition, many of the non-cannabis related companies selected for peer analysis operate in highly regulated environments, like Curaleaf. In Fiscal 2024, the Peer Group was composed of the following companies: Cannabis Related Peers Tilray Brands Inc. Trulieve Cannabis Corp. Canopy Growth Corporation Verano Holding Corp. Cresco Labs Inc. Ascend Wellness Inc. Green Thumb Industries Inc. The Cannabist Company Holdings Inc. Non-Cannabis Related Peers Beyond Meat Inc. Monster Beverage Corp. Boston Beer Company National Beverage Corp. Constellation Brands Primo Water Corp Edgewell Personal Care Co. Simply Good Foods Guess Inc. Sonos Inc. Hain Celestial Group Treehouse Foods, Inc. Helen of Troy Ltd. Usana Health Sciences J&J Snack Foods Corp. WW International, Inc. Krispy Kreme, Inc. Yeti Holdings, Inc. Lancaster Colony Corp.

- 30 - Compensation Risk Management The CN Committee uses quantitative analysis and best practices in analyzing executive pay together with discretion and judgment to identify risks arising from the Company’s compensation policies and practices. In reviewing the compensation philosophy, objectives and practices of the Company, the CN Committee has not identified any such risks that are reasonably likely to have a material adverse effect on the Company. The CN Committee believes that the following features of bonus and equity programs appropriately incentivize the creation of long-term shareholder value while discouraging behavior that could lead to excessive risk: - Compensation Mix. There is an appropriate mix of pay, including fixed and performance-based compensation with short- and long-term performance conditions and vesting periods. - Financial Performance Measures. The financial metrics used to determine the amount of an executive’s bonus are measures that the CN Committee believes drive long-term shareholder value. The use of earnings-based metrics as well as revenue-based metrics provides mitigates the risk for excessive risk-taking. In addition, the ranges set for these measures are intended to reward success without encouraging excessive risk-taking. - No Hedging. Pursuant to the Company’s insider trading policy, insiders of the Company (including, among others, the directors and executive officers of the Company) are prohibited from engaging in any hedging or monetization activities including, without limitation, any use of financial instruments (such as options, puts, calls, forward contracts, futures, swaps, collars or units of exchange funds) or any other transactions that are designed to hedge or offset a decrease in the market value of any securities of the Company beneficially owned by such insider, directly or indirectly, or in the value of any equity-based compensation awards of the insider (such as stock options, deferred share units, restricted share units and performance share units). Similarly, insiders are prohibited from short selling any securities of the Company as such transactions may allow insiders to offset, or benefit from, a decrease in the market value of securities of the Company. - Clawback Policy. Effective as of July 31, 2024, the Company adopted an executive clawback policy (the “Clawback Policy”) which allows it to require repayment of incentive compensation under certain circumstances. Under the Clawback Policy, which applies to all awards made under the Company’s LTIP and STIP (as defined below) from the date of the adoption of such policy and to all members of executive officers of the Company, including NEOs, the Board may, in its sole discretion, to the fullest extent permitted by governing laws and to the extent it determines it is in the best interests of the Company to do so, require reimbursement of all or a portion of incentive benefits received by an executive officer or a former executive officer of the Company in the event of (a) a restatement of the Company’s previously filed financial statements due to material non- compliance of the Company with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously-issued financial statements, or (b) the executive officer engaged in misconduct (including fraud, negligence or material non-compliance with legal requirements or the Company’s Code of Conduct (as defined below)) or breached the terms of any restrictive covenants in favour of the Company.

- 31 - The Board and the CN Committee believe the Company’s compensation plans are designed and administered with the appropriate balance of risk and reward, do not encourage excessive risk-taking behaviors and are not likely to have a material adverse effect on the Company. Compensation Consulting Services The CN Committee has discretion to retain, at the Company’s expense, independent consultants to advise its members on questions concerning executive and/or director compensation. Executive Rewards Advisory was retained in late 2023 to provide analysis, guidance and recommendations on the Company’s executive compensation programs. During the Company’s financial year ended December 21, 2023 (“Fiscal 2023”), in addition to the development of a competitive peer group used to benchmark compensation practices, a market-based performance option grant was proposed and ultimately implemented for our Executive Chairman with vesting contingent upon specific trailing 15-day volume weighted average share prices, further aligning compensation with shareholder interests. No compensation advisory service company was retained in Fiscal 2024 by the CN Committee or the Board. The below table sets forth the compensation paid to compensation consultants in the past two fiscal years: Fiscal 2024 Fiscal 2023 Executive Compensation-Related Fees $ — $ 49,661 All Other Fees $ — $ — TOTAL $ — $ 49,661 Elements of Compensation The compensation of the Named Executive Officers is comprised of the following major elements: (a) a base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, which may consist of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance compensation awards or other stock-based awards available under the LTIP or under any other equity plan of the Company that may be approved by the Board (and shareholders, as applicable) from time to time. Each such element of the executive compensation program has been designed to meet one or more objectives of the overall compensation program of the Company. The salary of each NEO, combined with any discretionary cash bonuses and granting of long-term incentives they may receive, has been designed to provide total compensation which the Board believes is competitive. Base Salary Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution of the NEO to the Company’s success, the NEO’s experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other companies of similar size and revenue growth potential. Base salaries are typically set within a competitive range of the median of the Peer Group and reviewed annually to maintain alignment with the comparable executive talent market. Base salaries may be set above or below median to reflect experience, individual contribution and performance, changes in scope or responsibilities, attract new executives and other specific circumstances.

- 32 - During Fiscal 2024, the annual base salary of the Company’s NEOs were adjusted (effective as of March 23, 2024) as follows, following a comprehensive market analysis in addition to considering company compensation philosophy and competitive positioning as well as other internal factors. 2023 Base Salary 2024 Base Salary % Change Chief Executive Officer $750,000 $1,000,000 33.33% Chief Financial Officer $525,000 $550,000 5.00% Other NEOs (combined) $1,379,800 $1,406,800 1.96% Annual Short-Term Incentive Plan An annual bonus is a short-term incentive that is intended to reward each executive officer for his or her individual contribution and performance of personal objectives (the “Individual Performance”) in the context of overall corporate performance (the “Business Performance”). Bonuses are designed to motivate executive officers to achieve personal business objectives, to be accountable for their relative contribution to the Company’s performance, as well as to attract and retain executives. In determining compensation and, in particular, bonuses, the CN Committee considers factors over which the executive officer can exercise control, such as their role in identifying and completing acquisitions and integrating such acquisitions into the Company’s business, meeting any budget targets established by controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. Short-term cash incentives are paid only after both the Business Performance and the Individual Performance results are assessed against targeted levels of performance. The Company’s Short-Term Incentive Plan (the “STIP”), approved by the CN Committee in June 2020 and implemented during the financial year ended December 31, 2021, provides for certain metrics in various compensable categories that govern annual bonus target percentages of base salary and amounts. Such metrics consist of Company-wide revenue- and earnings-based targets. In addition to these high-level financial metrics, function specific Key Performance Indicators (KPIs) based on the cultivation, manufacturing, merchandising and retail objectives of the Company, as well as achievement against the Individual Performance component were considered. The CN Committee retains the ability to make adjustments to the Business Performance component based on qualitative achievements of the Company. The below table illustrates Curaleaf’s 2024 bonus targets (as a percentage of base salary) for the Named Executive Officers. The “Corporate Weighting” is a percentage determined based on the achievement by the Company of company-wide financial metrics described further below and corresponds to the Business Performance component of the STIP. The “Individual Weighting” is a percentage determined based on the individual’s performance, as determined by the CN Committee and the Board, and corresponds to the Individual Performance component of the STIP. For Fiscal 2024, the Business Performance carries a 100% weighting for the Company’s NEOs, meaning that the actual bonus payout was entirely dependent on the global business financial performance for such individuals. As Matt Darin retired from his role as CEO during Fiscal 2024, he is not entitled to a performance bonus in respect of Fiscal 2024.

2024 Executive Bonus Targets						
Named Executive Officer	**Title**	**2024 Base Salary ($)**	**2024 Bonus Target (%)**	**2024 Bonus Target ($)**	**Corporate Weighting**	**Individual Weighting**
Boris Jordan	Chairman and CEO	$1,000,000	100%	$1,000,000		
Joseph Lusardi	Executive Vice Chair	$500,000	100%	$500,000		
Ed Kremer	Chief Financial Officer	$550,000	100%	$550,000	100%	0%
Peter Clateman	Chief Legal Officer	$490,000	60%	$294,000		
Camilo Lyon	Chief Investment Officer	$416,800	50%	$208,400		

The Curaleaf 2024 STIP again focused on financial metrics identified by management and ultimately approved by the CN Committee and the Board, which the Company, the CN Committee and the Board believed would continue to successfully move the Company's business forward between growth and profitability. The below table illustrates the metrics and weightings that were used to measure the Company's financial performance for Fiscal 2024 for purposes of annual bonuses under the STIP. Each financial metric is assessed separately. As illustrated below, each metric has a target amount to be reached, as well as a threshold performance which must be met by the Company for a specific metric to be achieved. NEOs' bonus payouts are calculated on a linear scale according to the Company's performance, up to the maximum performance available under the STIP. In the table below, threshold performance corresponds to a 50% bonus payout, target performance corresponds to a 100% bonus payout, and maximum performance corresponds to a 200% bonus payout.

2024 Short Term Incentive Plan				
Metrics(1)	**Weighting**	**Threshold**	**Target(2)**	**Maximum**
2024 Organic Global Revenue	33.33%	$1,378.9 million	$1,413.9 million	$1,528.6 million
2024 Organic Adjusted EBITDA	33.33%	$302.9 million	$325.7 million	$400.2 million
2024 Adjusted Operating Cash Flow	33.33%	$186.5 million	$237.8 million	$405.7 million

(1) Organic Global Revenue, Organic Adjusted EBITDA and Adjusted Operating Cash Flow are non-GAAP financial measures without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See "Non-GAAP Financial Performance Measures" for definitions and more information regarding Curaleaf's use of non-GAAP financial measures. Targets for Operating Cash Flow included certain tax-related assumptions. Given the change in the Company's tax strategy during Fiscal 2024, it was determined that it would be appropriate to exclude tax related elements from cash flows provided by operating activities from the targets and actual payouts to ensure that measurements reflected the intent of the targets. Further, it was determined that it would be appropriate the remove certain unbudgeted adjusted EBITDA add-backs from cash flows provided by operating activities, the impact of unbudgeted acquisitions, and any activity related to the hemp business.

(2) These financial targets are designed for executive compensation purposes only. They are purposefully difficult to achieve and may not be similar nor comparable to other financial targets established by other companies in our industry or others for purposes of executive compensation or any other purposes.

In addition to the above financial metric targets, a minimum threshold requirement of 80% of target for each metric was implemented in order for the individual component to be available. For example, if only two out of the three financial targets were achieved at 80% or higher, only two thirds of the Individual Performance component would be available. The below table illustrates achievement levels for the Business Performance and Individual Performance Components, as well as the percentage of payouts.

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2024 STIP Component Achievements						
Metrics[1]	Weighting	2024 Achievement (% of Target)	2024 Corp. Score per Metric	Corp. Weighting	Individual Weighting	Total Payout (Corp. + Indiv.)
2024 Organic Global Revenue	33.33%	96.5%	0%			
2024 Organic Adjusted EBITDA	33.33%	93.7%	18.2%	100%	N/A	60.5%
2024 Adjusted Operating Cash Flow	33.33%	121.4%	42.3%			

(1) Organic Global Revenue, Organic Adjusted EBITDA and Adjusted Operating Cash Flow are non-GAAP financial measures without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See "Non-GAAP Financial Performance Measures" for definitions and more information regarding Curaleaf's use of non-GAAP financial measures. Targets excluded any inorganic activity or activity related to the Company's hemp business. Targets for Operating Cash Flow included certain tax-related assumptions. Given the change in the Company's tax strategy during Fiscal 2024, it was determined that it would be appropriate to exclude tax related elements from cash flows provided by operating activities from the targets and actual payouts to ensure that measurements reflected the intent of the targets. Further, it was determined that it would be appropriate the remove certain unbudgeted adjusted EBITDA add-backs from cash flows provided by operating activities, the impact of unbudgeted acquisitions, and any activity related to the hemp business.

Retention amongst the executive team is crucial for the long-term success of the organization as it sets a consistent leadership presence and direction. Curaleaf's executive compensation programs are designed to both retain and motivate executive talent. Financial targets are set each year in the fourth quarter of the previous year, ultimately being approved by the Board in January of the current year in which these targets are being measured. Financial planning, forecasting and sales projections are based on anticipated growth which largely depends on the state-by-state legislation which can often be delayed or postponed, negatively affecting financial results. The cannabis industry has continued to be affected by licensing obstacles as well as the pending status of the SAFE Banking Act and the 280E tax code reforms, both of which played a role in the financial results for Fiscal 2024. For Fiscal 2024, the Board assessed that a 60.5% achievement of both short term (cash) and long term (equity) incentives is appropriate for the microeconomic environment in which the cannabis industry operates coupled with the uncertainty amongst the larger macroeconomic environment and consumer spending. Financial targets for compensation purposes are stretch-based and are more ambitious that the financial targets used by management for purposes of financial projections at the corporate level, and therefore a target achievement of less than 100% is not to be construed as an unsuccessful year.

The table below illustrates the actual payouts associated with the achievement levels illustrated in the above table.

2024 Short Term Incentive Plan Bonus Payouts						
Curaleaf Executive	Title	2024 Base Salary	2024 Bonus Target	2024 Bonus Target	2024 Bonus Payout	% of Bonus Target Achieved
Boris Jordan	Chairman and CEO	$1,000,000	100%	$1,000,000	$605,000	60.5%
Ed Kremer	Chief Financial Officer	$550,000	100%	$550,000	$332,750	60.5%
Joseph Lusardi	Executive Vice Chair	$500,000	100%	$500,000	$302,500	60.5%
Peter Clateman	Chief Legal Officer	$490,000	60%	$294,000	$177,875	60.5%
Camilo Lyon	Chief Investment Officer	$416,800	50%	$208,400	$126,082	60.5%

LTIP

In October 2018, following approval by the Company's shareholders, the Company adopted the LTIP, which was amended and restated by the Board on November 12, 2020 to reflect certain corporate changes that had occurred since October 2018 and to make certain additional housekeeping and clerical amendments; such amendments did not require Shareholders' approval. The LTIP was last amended and restated on August 18, 2023, and approved by the Shareholders of the Company on October 4, 2023. The amendments made to the LTIP in 2023 were intended to align with newly adopted policies of the Canadian Securities Exchange, where the Subordinate Voting Shares were listed until December 13, 2023, when the Subordinate Voting Shares were listed on the TSX.

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- 35 - The purpose of the LTIP is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with those of the shareholders. The LTIP permits the grant of (i) options to acquire Subordinate Voting Shares (“Options”), (ii) restricted stock awards, (iii) restricted share units (“RSUs”), (iv) stock appreciation rights (“SARs”), (v) performance compensation awards, and (vi) other stock-based awards (which, collectively, are referred to herein as “Awards”) which may be granted to employees, officers, Non-Employee Directors (as defined in the LTIP) and consultants of the Company (collectively, the “Participants”), as more fully described below. The Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the LTIP shall be non-transferable except by will or by the laws of succession, descent and distribution. No Participant shall have any rights as a shareholder with respect to Subordinate Voting Shares covered by Options, SARs, or RSUs, unless and until such Awards are settled in Subordinate Voting Shares. No Option (or, if applicable, SARs) shall be exercisable, no Subordinate Voting Shares shall be issued, no certificates for Subordinate Voting Shares shall be delivered and no payment shall be made under the LTIP except in compliance with all applicable laws and the trading policies of the Company. The aggregate number of Subordinate Voting Shares that may be issued under all Awards under the LTIP is equal to 10% of the number of Subordinate Voting Shares outstanding at any time, including the number of Subordinate Voting Shares issuable on conversion of the Multiple Voting Shares, the whole subject to certain adjustments provided under the LTIP. As at December 31, 2024, there were 656,088,216 Subordinate Voting Shares issued and outstanding and 93,970,705 Multiple Voting Shares issued and outstanding (or 750,058,921 Subordinate Voting Shares on an as-converted basis). As such, the number of Subordinate Voting Shares available for issuance under the LTIP will increase as the number of issued and outstanding Shares increases from time to time. Notwithstanding the foregoing, the maximum number of Subordinate Voting Shares that may be issued pursuant to ISOs shall not exceed 71,566,480 Subordinate Voting Shares, subject to adjustment in the LTIP. Any shares subject to an Award under the LTIP that are forfeited, cancelled, have expired before being exercised or are settled in cash shall again be available for Awards under the LTIP. No financial assistance or support agreements may be provided by the Company in connection with grants under the LTIP. In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Subordinate Voting Shares or other securities of the Company, issuance of warrants or other rights to acquire Subordinate Voting Shares or other securities of the Company, or other similar corporate transaction or event, which affects the Subordinate Voting Shares, or unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may make such adjustment, which it deems appropriate in its discretion in order to prevent dilution or enlargement of the rights of Participants under the LTIP, to (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any share limit set forth in the LTIP.

- 36 - Each long-term incentive grant is based on the level of the position held and overall market competitiveness. The CN Committee takes into consideration previous grants when it considers new grants of equity awards. The CN Committee administers the granting of equity awards in accordance with the LTIP. The shareholders of the Company last approved the Company’s LTIP during the annual meeting of the shareholders held on October 4, 2023. Description of Awards A. Options The Board is authorized to grant Options to purchase Subordinate Voting Shares that are either incentive stock options (“ISOs”), meaning they are intended to satisfy the requirements of Section 422 of the U.S. Internal Revenue Code (as amended from time to time, the “Code”), or non-qualified stock options (“NQSOs”), meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the LTIP are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Board and specified in the applicable award agreement. The maximum term of an option granted under the LTIP is ten (10) years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by check, by surrender of unrestricted shares or by such other method as the Board may determine to be appropriate. The purchase price per Subordinate Voting Share purchasable under an Option shall be determined by the Board and shall not be less than 100% of the market value of a Subordinate Voting Share on the date of grant of such Option. B. Restricted Stock Awards A restricted stock award is a grant of Subordinate Voting Shares, which are subject to forfeiture restrictions during a restriction period. The Board will determine the price, if any, to be paid by the Participant for each Subordinate Voting Shares subject to a restricted stock award. The Board may condition the expiration of the restriction period, if any, upon: (i) the Participant’s continued service over a period of time with the Company or its affiliates; (ii) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Board; or (iii) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Subordinate Voting Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Subordinate Voting Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the restriction on the stock with respect to which the dividend was issued lapses. The Board may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant’s termination of service with the Company, the unvested portion of a restricted stock award will be forfeited. C. Restricted Share Units RSUs are granted in reference to a specified number of Subordinate Voting Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board, or at some specific future date after a period of continued service with the Company or its affiliates, or any combination of the above as set forth in the applicable award agreement, one Subordinate Voting Share for each such Subordinate Voting Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part

- 37 - Subordinate Voting Shares in lieu of delivering only Subordinate Voting Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant’s termination of service with the Company, the unvested portion of the RSUs will be forfeited. D. Stock Appreciation Rights A SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of Subordinate Voting Shares from the date of the grant of the SAR and the date of exercise payable in Subordinate Voting Shares. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. No SAR may be exercised more than ten years from the grant date. Upon a Participant’s termination of service, the same general conditions applicable to Options as described above would be applicable to the SAR. E. Performance Compensation Awards A performance award entitles the recipient to receive, upon the achievement of one or more objective performance goals during such performance periods as the Board shall establish, payments, which may be denominated or payable in cash, shares (including, without limitation, restricted stock awards and RSUs), other securities of the Company, other awards under the LTIP or other property. Subject to the terms of the LTIP, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award shall be determined by the Board. Corporate Transactions In the event of an actual or potential Change of Control (as defined in the LTIP), the Board has the right, in its sole discretion and on the terms it sees fit, without any action or consent required on the part of any Participant, to deal with any Awards (or any portion of any Awards) in the manner it deems equitable and appropriate in the circumstances, including the right to: (i) Determine that any Awards will remain in full force and effect in accordance with their terms after the Change of Control; (ii) Cause any Awards to be converted or exchanged for options or rights, as applicable, to acquire shares of another entity involved in the Change of Control, having substantially the same terms and conditions as the Awards, except as the Board may determine; (iii) Accelerate the vesting of any unvested Awards; (iv) In the case of Options, provide Participants with the right to surrender any Options for an amount per underlying Subordinate Voting Shares equal to the positive difference, if any, between the market value of the Share on the date of surrender and the Option’s exercise price; (v) In the case of Awards other than Options, provide Participants with the right to surrender any such Awards for an amount per Award equal to the market value; and (vi) Accelerate the date by which any Options (or any portion of any Options) must be exercised.

- 38 - General Conditions Applicable to Termination A. Options Subject to full discretion of the Board to determine the treatment of an Award upon a termination of employment or other service relationship, each Option is subject to the following termination conditions: (i) Upon the Participant’s employment, office, directorship or consulting agreement with the Company being terminated for cause, any Options, whether unvested or vested but not exercised prior to the Termination Date (as defined in the LTIP) shall immediately lapse and become null and void; (ii) Upon the Participant becoming permanently disabled while employed by the Company, any Options or unexercised part thereof granted to the Participant may be exercised by the Participant only for that number of Subordinate Voting Shares which the Participant was entitled to acquire under the Options vested at the time of the occurrence of Participant permanent disability. Such Options are exercisable within one (1) year or such period as may be determined by the Board, in its sole discretion, after the occurrence of the Participant’s permanent disability or prior to the expiration of the term of the Options, whichever occurs earlier. If the Participant does not exercise this Option within the time specified in the LTIP, the Option will terminate. All unvested Options will immediately lapse and become null and void at the time of the occurrence of the Participant’s permanent disability; (iii) If the Participant dies while employed by the Company, any Options or unexercised part thereof granted to the Participant may be exercised by the person to whom the Options are transferred by will or the laws of succession only for that number of Subordinate Voting Shares which the Participant was entitled to acquire under the Options vested at the time of Participant death. Such Options are exercisable within one (1) year or such period as may be determined by the Board, in its sole discretion, after the Participant’s death or prior to the expiration of the term of the Options, whichever occurs earlier. If the person to whom the Options are transferred by will or the laws of succession does not exercise this Option within the time specified in the LTIP, the Option shall terminate. All unvested Options will immediately lapse and become null and void at the time of the Participant’s death; and (iv) Upon the Participant’s employment, office, directorship or consulting agreement with the Company terminating or ending otherwise than by reason of death, permanent disability or termination for Cause, any Options or unexercised part thereof granted to the Participant may be exercised by the Participant only for that number of Subordinate Voting Shares which the Participant was entitled to acquire under the Options vested at the Termination Date. Such Options are exercisable within one (1) year after the Termination Date or prior to the expiration of the terms of the Options, whichever occurs earlier. If the Participant does not exercise this Option within the time specified herein, the Option will terminate. All unvested Options shall immediately lapse and become null and void at the Termination Date. B. RSUs Subject to full discretion of the Board to determine the treatment of an Award upon a termination of employment or other service relationship, each RSU is subject to the following termination conditions: (i) Upon the Participant’s employment, office, directorship or consulting agreement with the Company or an affiliate being terminated for cause, any RSU, whether unvested or vested but

- 39 - not settled prior to the Termination Date, is to be immediately forfeited and to become null and void; (ii) Upon the Participant becoming permanently disabled while employed by the Company or an affiliate, or if the Participant dies while employed by the Company or an affiliate, the Participant’s RSUs that have not vested prior to the Termination Date will vest pro-rata based on the number of days of employment from the first day of a full calendar year in which the grant of Awards is made to the Participant’s Termination Date divided by the total number of days from the first day of that full calendar year in which the grant of Awards is made to the applicable date of vesting. The Participant will forfeit all rights, title and interest with respect to RSUs which are not vested at the Participant’s Termination Date and all vested RSUs will be automatically redeemed or settled, as applicable, within ninety (90) days following the Participant’s Termination Date; and (iii) Upon the Participant’s employment, office, directorship or consulting agreement with the Company terminating or ending otherwise than by reason of death, permanent disability or termination for cause, the Participant will forfeit all rights, title and interest with respect to RSUs which are not vested and all vested RSUs will be automatically settled, as applicable, within ninety (90) days following the Participant’s Termination Date. Amendments and Termination of the LTIP The Board may from time to time amend, suspend or terminate the LTIP and the Board may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in the LTIP) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under the LTIP without the written consent of the Participant or holder thereof. Any amendment to the LTIP, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or securities exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award will be in compliance with the securities exchange policies applicable to the Company. For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the LTIP, and the Board may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company in order to: (i) amend the eligibility for, and limitations or conditions imposed upon, participation in the LTIP; (ii) subject to certain limitations, amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively; (iii) make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A of the Code), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or (iv) amend any terms relating to the administration of the LTIP, including the terms of any administrative guidelines or other rules related to the LTIP.

- 40 - Notwithstanding the foregoing and for greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to the LTIP or an Award that would: (i) require shareholder approval under the rules or regulations of securities exchange that is applicable to the Company; (ii) increase the number of shares authorized under the LTIP as specified in Section 4 of the LTIP; (iii) reduce the exercise price or purchase price of Options under the LTIP to the benefit of an Insider (as defined in the LTIP); (iv) amend the LTIP to remove or exceed the limits on grants made to Insiders; (v) permit repricing of Options or SARs, which is currently prohibited by the LTIP; (vi) permit the award of Options or SARs at a price less than 100% of the market value of Subordinate Voting Shares on the date of grant of such Option or SAR, contrary to the provisions of the LTIP; (vii) permit Options to be transferable other than as provided in the LTIP; (viii) amend the amendment provisions of the LTIP; or (ix) increase the maximum term permitted for Options and SARs as specified in the LTIP or extend the terms of any Options beyond their original expiry date. The Board may further, without prior approval of the shareholders of the Company, correct any defect, supply any omission or reconcile any inconsistency in the LTIP or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the LTIP. Insider Participation Limits The LTIP further provides for limits on grants made to Insiders: (i) the maximum number of Subordinate Voting Shares issuable from treasury to Eligible Persons who are Insiders, at any time, under the LTIP may not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non diluted basis); and (ii) the maximum number of Shares issued from treasury to Eligible Persons who are Insiders, within any one-year period, under the LTIP shall not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis). Tax Withholding The Company may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

2024 Performance Equity Program

In Fiscal 2024, Curaleaf continued its performance-based RSU (sometimes also referred to as "**Performance Share Units**" or **PSUs**") program offered to a limited group of employees with titles Senior Vice Presidents and above. Such PSUs are awarded pursuant to the LTIP. This program is intended to further align executive compensation with long-term value creation and requires certain financial targets to be met for equity to be granted and further vest over time. Under this program, the Company awarded a number of PSUs that could potentially be earned at a target level of achievement, based on the Company's financial performance during Fiscal 2024, specifically Organic Global Revenue, Organic Adjusted EBITDA and Adjusted Operating Cash Flow, which are non-GAAP financial measures without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See "Non-GAAP Financial Performance Measures" for definitions and more information regarding Curaleaf's use of non-GAAP financial measures. Each financial metric is weighted evenly and is independent of the other two metrics, creating a sliding scale of number of PSUs that could potentially be earned from zero up to 200% of the target. This program was approved by the Board of Directors during Fiscal 2024.

Each participant within this program received a time-based RSU grant, aimed at retention and long-term value creation as well as a performance-based RSU grant with a linear sliding scale based on achievement percentage. Each PSU grant was valued at 100% of the time-based grant at "target" achievement, with the ability to earn anywhere from 0% to 200%. Therefore, each NEO received a number of PSUs equal to the number shown in the column "100% achievement" in the table blow during Fiscal 2024. The CN Committee subsequently determined, following year-end, based on the actual achievement by the Company of the financial performance metrics, the number of PSUs that were actually earned by the NEOs. Once the actual number of PSUs deemed earned by the CN Committee is determined, such PSUs then vest incrementally, with one third of such PSUs vesting immediately upon the determination that the PSUs were earned, and the remaining two thirds vesting equally over two subsequent one-year periods. PSUs that are not considered earned are cancelled.

The below table illustrates the potential PSU grants at varying achievement levels. All PSUs were granted in Fiscal 2024 with a share price of $4.04. As Matt Darin retired from his role as CEO during Fiscal 2024, he was not entitled to a PSU grant in respect of Fiscal 2024.

	Potential PSUs to be Earned		
Curaleaf Executive	**50% Achievement**	**100% Achievement**	**200% Achievement**
Boris Jordan	185,863	371,727	743,454
Ed Kremer	123,909	247,818	495,636
Peter Clateman	46,465	92,931	185,862
Joseph Lusardi	92,931	185,863	371,726
Camilo Lyon	30,977	61,954	123,908

This equity plan design continues to shift more potential compensation to be "at-risk" while continuing to provide market competitive total direct compensation packages for executives. The number of PSUs calculated and "reserved" at each level was based on the grant date of March 13, 2024. Any PSU for which the performance-based conditions have not been met will be cancelled.

The below table illustrates the 2024 Performance Equity Program and the metrics and weightings associated with the plan. Each financial metric is independent of one another meaning a potential number of PSUs may be earned as long as one of the thresholds is met. Although the financial metrics used for purposes of the Company's PSU Program are the same as the ones used for the STIP, the thresholds and targets for PSUs to be earned are actually set at higher levels than the comparative metrics for purposes of the STIP. NEOs' bonus payouts are calculated on a linear scale according to the Company's performance, up to the

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maximum performance available under the PSU Program. In this table, threshold performance corresponds to a 50% PSU earning level, target performance corresponds to a 100% PSU earning level, and maximum performance corresponds to a 200% PSU earning level.

2024 Performance Equity Program					
Metrics[1]	Weighting	2024 Actual Result	Threshold	Target[2]	Maximum
2024 Organic Global Revenue	33.33%	$1,363.9 million	$1,413.9 million	$1,478.6 million	$1,528.6 million
2024 Organic Adjusted EBITDA	33.33%	$305.1 million	$325.7 million	$367.7 million	$435.6 million
2024 Adjusted Operating Cash Flow	33.33%	$288.6 million	$237.8 million	$271.4 million	$404.3 million

(1) Organic Global Revenue, Organic Adjusted EBITDA and Adjusted Operating Cash Flow are non-GAAP financial measures without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See "Non-GAAP Financial Performance Measures" for definitions and more information regarding Curaleaf's use of non-GAAP financial measures. Targets for Operating Cash Flow included certain tax-related assumptions. Given the change in the Company's tax strategy during Fiscal 2024, it was that it would be appropriate to exclude tax related elements from cash flows provided by operating activities from the targets and actual payouts to ensure that measurements reflected the intent of the targets. Further, it was determined that it would be appropriate the remove certain unbudgeted adjusted EBITDA add-backs from cash flows provided by operating activities, the impact of unbudgeted acquisitions, and any activity related to the hemp business.

(2) These financial targets are designed for executive compensation purposes only. They are purposefully difficult to achieve and may not be similar nor comparable to other financial targets established by other companies in our industries or others for purposes of executive compensation or any other purposes.

Based on actual results under each of the performance financial metrics underlying the 2024 PSU Program for the Fiscal 2024, as indicated in the table above and representing a 0% PSU earning in respect of Organic Global Revenue and Organic Adjusted EBITDA, and a 106.3% PSU earning in respect of Adjusted Operating Cash Flow, 37.6% of the Target PSUs were determined by the CN Committee and Board of in March 2025 to be earned by the holders thereof. As Matt Darin retired from his role as CEO during Fiscal 2024, he was not entitled to a PSU grant in respect of Fiscal 2024. The actual number of PSUs earned by our NEOs in respect of Fiscal 2024 are indicated in the table below.

	2024 PSU Determinations			
Named Executive Officer	Target # of PSUs	# of PSUs Earned	% of Target Earned	PSUs Cancelled
Boris Jordan	371,727	139,921	37.6	231,806
Ed Kremer	247,818	93,281	37.6	154,537
Peter Clateman	92,931	34,980	37.6	57,951
Joseph Lusardi	185,863	69,960	37.6	115,903
Camilo Lyon	61,954	23,320	37.6	38,634

One third of these earned PSUs vested upon approval (and were subsequently settled), and the additional two thirds will vest equally on each of the next two anniversaries of the earning determination date.

Securities Authorized for Issuance under Equity Incentive Plans

The following table provides a summary, as of December 31, 2024, of the security-based compensation plan (namely, the LTIP) or individual compensation arrangements pursuant to which equity securities of the Corporation may be issued.

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Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights[(1)]	Weighted-average exercise price of outstanding Options[(2)]	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	33,194,741	$4.04	41,811,151
Equity compensation plans not approved by shareholders	—	—	—
Total	33,194,741	$4.04	41,811,151

(1) Reflects the number of Subordinate Voting Shares to be issued upon exercise of outstanding Options, RSUs and PSUs. The number of PSUs is based on a maximum performance multiplier of 100%.

(2) There is no exercise price for RSUs.

As of December 31, 2024, the following Awards were outstanding under the LTIP: (i) 24,953,642 Options, with the underlying Subordinate Voting Shares representing approximately 3.33% of the issued and outstanding Shares (of which 12,010,826 were vested and exercisable as at December 31, 2024), and (ii) 8,241,099 RSUs (including PSUs), with the underlying Subordinate Voting Shares representing approximately 1.10% of the issued and outstanding Shares (none of which were vested as at December 31, 2024), assuming a performance factor for the PSUs of 100%. As of December 31, 2024, an aggregate of 41,811,151 Subordinate Voting Shares remained available for issuance under the LTIP, representing approximately 5.57% of the issued and outstanding Shares.

In Fiscal 2024, Curaleaf granted a combination of time-based stock options, time-based RSUs and performance-based restricted RSUs in accordance with the LTIP. Time-based options and restricted stock units are granted on a monthly basis to newly hired eligible employees, as well as once per year during the annual performance review cycle. Time-based Options generally have a 10-year term and vest over three years from the date of grant in equal installments. Time-based RSUs also generally vest over a three year period from the date of grant in equal installments, unless otherwise stated in the grant agreement. Performance-vesting conditions may be associated with Options and RSUs, which may have an impact on the vesting schedule of such Options and RSUs. Please refer to the heading "2024 Performance Equity Program" above for additional information on the Company's performance equity-based awards. The number of time-based Options and RSUs issued between January and August of 2024 were determined using the Fair Market Value as defined by the share price at the close of business on the date of grant. Options and RSUs issued from September onwards use a 5-day volume weighted average (vwap) as the Fair Market Value to better align with typical TSX practices. The range of share prices used in Fiscal 2024 was $1.53 to $5.60.

Burn Rate

The following table provides the number of securities granted under the LTIP for the three most recently completed fiscal years, expressed as a percentage of the weighted average number of Shares for the applicable fiscal year.

Fiscal Year	Number of Options Granted	Number of RSUs & PSUs Granted	Weighted Average Number of Shares	LTIP Burn Rate[(1)]
2024	3,695,727	8,279,684	740,825,099	1.62%
2023	8,596,500	7,452,795	725,665,661	2.22%
2022	4,713,315	3,832,265	711,159,444	1.20%

(1) The burn rate is calculated by dividing the number of securities underlying awards granted during the applicable fiscal year by the weighted average number of Shares for the applicable fiscal year. The weighted average number of Shares during the period is the number of Shares outstanding at the beginning of the period, adjusted by the number of Shares bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the Shares are outstanding as a proportion of the total number of days in the period. The Company currently expects that outstanding RSUs will be paid at settlement through the issuance of one Subordinate Voting Share per RSU.

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- 44 - Pension Plan Benefits The Company did not implement any deferred compensation plan, pension plan or other forms of funded or unfunded retirement compensation for its employees that provides for payments or benefits at, following or in connection with retirement. Employment, Consulting and Management Agreements Boris Jordan, Chairman and Chief Executive Officer Mr. Boris Jordan is the Chairman and Chief Executive Officer of the Company. Upon his appointment as Chief Executive Officer in August 2024, Mr. Jordan entered into an employment agreement with the Company. Pursuant to such agreement, Mr. Jordan is currently entitled to a base annual salary of $1,000,000 (subject to annual revision and adjustment) and is eligible for a discretionary year-end performance bonus representing 125% of such base salary at target achievement. In addition, Mr. Jordan is entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Jordan for diminution of duties, in addition to accrued amounts, Mr. Jordan is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company’s health insurance program for the same period. In addition, in the event Mr. Jordan is involuntarily terminated within twelve (12) months of a change in control, Mr. Jordan is entitled to be paid 100% corporate achievement under the STIP of the Company, and to have the vesting of all of his incentive awards accelerated. Under his employment agreement, a “change in control” means such circumstances which shall have been deemed to occur upon (1) the consummation of a tender for or purchase of more than fifty percent (50%) of the Company’s capital stock, (2) a merger, consolidation or recapitalization of the Company such that the stockholder of the Company immediately prior to the consummation of such transaction possess less than fifty percent (50%) of the voting securities of the surviving entity immediately after the transaction or (3) the sale, lease or other disposition of all or substantially all of the assets of the Company. Matt Darin, Former Chief Executive Officer Until August 7, 2024, Mr. Darin was the Company’s Chief Executive Officer. He provided his services under an employment agreement dated December 9, 2021, as amended from time to time. Mr. Darin was entitled to a base annual salary of $750,000 and was eligible for a discretionary year-end performance bonus representing 100% of such base salary at target achievement. In addition, Mr. Darin was entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement were to be terminated by the Company without cause or by Mr. Darin for diminution of duties, in addition to accrued amounts, Mr. Darin was entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company’s health insurance program for the same period, nine (9) months of which, in each case, were contingent upon Mr. Darin remaining unemployed three (3) months following the effective date of termination. Ed Kremer, Chief Financial Officer Mr. Kremer is the Chief Financial Officer of the Company since July 2022. Under his employment agreement, Mr. Kremer is currently entitled to a base annual salary of $550,000 (subject to annual revision

- 45 - and adjustment) and is eligible for a discretionary year-end performance bonus representing 100% of such base salary at target achievement. In addition, Mr. Kremer is entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Kremer for diminution of duties, in addition to accrued amounts, Mr. Kremer is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in two lump sum payments (three and nine months’ salary), and to continue receiving benefits under the Company’s health insurance program for the same period, nine (9) months of which, in each case, are contingent upon Mr. Kremer remaining unemployed three (3) months following the effective date of termination. In addition, in the event Mr. Kremer is involuntarily terminated within twelve (12) months of a change in control (same definition as in Mr. Jordan’s employment agreement), Mr. Kremer is entitled to be paid his target bonus under the STIP of the Company, and to have the vesting of all of his incentive awards accelerated. Joseph Lusardi, Executive Vice-Chairman Mr. Lusardi is the Executive Vice Chair of the Board. The primary functions of the Executive Vice Chair are to provide strategic guidance, leadership and direction to management in the areas of mergers, acquisitions, strategic partnerships and general operations to maximize productivity and profitability. No formal written agreement has been entered into between Mr. Lusardi and the Company with respect to his services as the Executive Vice Chair of the Board. The base salary and target bonus of the Executive Vice Chair is determined by the Board on an annual basis. In Fiscal 2024, Mr. Lusardi was entitled to a base annual salary of $500,000 and is eligible for a discretionary year-end performance bonus representing 100% of such base salary at target achievement. In addition, Mr. Lusardi is entitled to certain benefits relating to the Company’s group medical and dental insurance. Peter Clateman, Chief Legal Officer Mr. Clateman is the Chief Legal Officer of the Company since March 2020. Pursuant to his employment agreement, Mr. Clateman is currently entitled to a base annual salary of $500,000 (subject to annual revision and adjustment) and is eligible for a discretionary year-end performance bonus representing a target of 75% of such base salary at target achievement. In addition, Mr. Clateman is entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Clateman for diminution of duties, in addition to accrued amounts, Mr. Clateman is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, his annual bonus pro-rated to the date of termination, and to continue receiving benefits under the Company’s health insurance program for the same period. In addition, in the event Mr. Clateman is involuntarily terminated within twelve (12) months of a change in control (same definition as in Mr. Jordan’s employment agreement), Mr. Clateman is entitled to be paid 100% corporate and individual achievement under the STIP of the Company, and to have the vesting of all of his incentive awards accelerated.

- 46 - Camilo Lyon, Chief Investment Officer Mr. Lyon is the Chief Investment Officer of the Company since August 2022. Mr. Lyon is currently entitled to a base salary of $416,800 (subject to annual revision and adjustment) and is eligible for a discretionary year-end performance bonus representing a 50% target of such base salary at target achievement. In addition, Mr. Lyon is entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment of Mr. Lyon is terminated by the Company without cause or by Mr. Lyon for diminution of duties, Mr. Lyon is entitled to an amount equal to six (6) months of his then annual base salary, payable in two (2) installments of three (3) months within thirty (30) days of the separation date and the date that is three (3) months following the separation date, respectively, subject to Mr. Lyon remaining unemployed after three (3) months after the separation date in the case of the second instalment payment. Mr. Lyon will also continue receiving benefits under the Company’s health insurance program for the same period. Management Agreements No management functions of the Company are performed by a person or company other than the directors and executive officers of the Company. Termination and Change of Control Benefits Other than as described above, and other than the provisions of the LTIP dealing with the treatment of Awards in the event of termination, resignation or retirement of employment of the applicable holder of Awards (which provision are summarized above under “LTIP – General Conditions Applicable to Termination”), there are no compensatory plan(s) or arrangements(s) with NEOs providing for payments in the event of resignation, retirement or any other termination of the officer’s employment or a change of NEOs’ responsibilities following a change of control of the Company. In case of termination of NEOs, in addition to the applicable provision of their respective employment agreement, common law and statutory law would apply. The following table sets forth the estimates of the incremental amounts that would have been payable to each of the NEOs upon termination of employment without cause or change of control pursuant to the terms of their employment agreements, assuming that such events had taken place on December 31, 2024, the last day of Fiscal 2024. The table does not include the value of insurance benefits that could be continued during a certain period following the occurrence of the respective event since they are generally available to all salaried employees, nor the value of additional amounts that could be payable to each of the NEOs upon termination of employment without cause or change of control pursuant to common law and statutory law.

- 47 - Name and Title Termination Without Cause(2) Change of Control(3) Boris Jordan, Chairman and CEO $1,000,000 $3,159,788 Ed Kremer, CFO $550,000 $2,725,818 Joseph Lusardi, Executive Vice-Chairman(1) $ — $— Peter Clateman, Chief Legal Officer $490,000 $1,343,828 Camilo Lyon, Chief Investment Officer $208,400 $208,400 (1) An estimate of the incremental amounts payable to Mr. Lusardi upon termination of his employment without cause or change of control is not presented in this table since no written arrangement has been entered into with Mr. Lusardi in this regard. (2) Amounts are as of December 31, 2024 and do not include accelerated equity vesting values in accordance with the NEO’s respective employment agreements. (3) For Messrs. Jordan, Kremer and Clateman, amounts consist of (i) the value of the unvested RSUs and PSUs held by each of them as at December 31, 2024, the vesting of which would be accelerated if they were to be terminated within twelve (12) months of a change in control (as defined in the respective employment agreement), based on the Company’s closing share price on the TSX on such date (US$1.56), (ii) the amount of such NEO’s target bonus for Fiscal 2024 assuming achievement at 100%, and (iii) such NEO’s severance entitlement for termination without cause. For Mr. Lyon, represents a severance payment on the basis of a termination without cause in the event his employment were to be so terminated following a change in control.

Summary Compensation Table

The following table summarizes, for the periods indicated, the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO of the Company, in each case excluding compensation securities, during the three most recently completed fiscal years of the Company.

Name and principal position	Fiscal	Salary ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation[4] ($)	Total compensation ($)
					STIP[3] ($)	LTIP ($)			
Boris Jordan, *Chairman and CEO*	2024	$1,000,000	$3,000,000	—	$605,000	—	—	—	$4,605,000
	2023	$750,000	$1,000,000	$10,161,413[5]	$441,340	—	—	—	$12,352,753
	2022	$750,000	$1,000,000	—	$1,000,000	—	—	—	$2,750,000
Matt Darin, *Former CEO*[6]	2024	$750,000	$4,000,000	—	—	—	—	—	$4,750,000
	2023	$750,000	$4,000,000	—	$431,005	—	—	—	$5,181,005
	2022	$682,691	$2,000,000	$2,000,000	$375,000	—	—	—	$5,057,691
Ed Kremer, *CFO*	2024	$550,000	$2,000,000	—	$332,750	—	—	—	$2,882,750
	2023	$519,247	$2,000,000	—	$243,775	—	—	—	$2,763,022
	2022	$186,538	$1,500,000	$1,500,000	$104,800	—	—	$170,000[7]	$3,461,338
Joseph Lusardi, *Executive Vice Chair*	2024	$500,000	$1,500,000	—	$302,500	—	—	—	$2,302,500
	2023	$500,000	$500,000	—	$220,670	—	—	—	$1,220,670
	2022	$500,000	$500,000	—	$150,000	—	—	—	$1,150,000
Peter Clateman, *Chief Legal Officer*	2024	$490,000	$750,000	—	$177,875	—	—	—	$1,417,875
	2023	$466,427	$750,000	—	$175,775	—	—	—	$1,392,202
	2022	$437,750	$1,000,000	$1,000,000	$150,000	—	—	—	$2,587,750
Camilo Lyon, *Chief Investment Officer*	2024	$416,800	$500,000	—	$126,075	—	—	—	$1,042,875
	2023	$404,800	$500,000	—	$92,175	—	—	—	$996,975
	2022	$158,904	$1,500,000	—	$200,000	—	—	—	$1,858,904

(1) The amounts shown in this column represent the grant date fair market value of the RSUs granted to the NEOs during the applicable fiscal year. The grant date fair market value of the RSUs is the market value of the RSUs on the grant date, being the -closing price of the Subordinate Voting Shares on the TSX at the close of business on the date of grant. In addition, during Fiscal year 2024, certain performance-based RSUs were granted to the NEOs. These grants contained performance-based vesting conditions based on financial metrics as fully described under the heading "2024 Performance Equity Plan" of the Company's management information circular for the annual general meeting of the Shareholders held on June 14, 2024. Our NEOs who have received performance-based RSU awards only realized compensation with regard to these awards to the extent the performance-based conditions were or will be realized.

(2) The amounts shown in this column represent the grant date fair market value of the Options granted to the NEOs during the applicable fiscal year using the Black-Scholes valuation model, a prevalent and commonly used valuation methodology, to determine the accounting fair value of Option awards on the grant date. The method and assumptions used in valuing the stock options are described in the Company's audited financial statements for Fiscal 2024 which can be found on the Company's profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov/edgar. The amounts reported may not entirely reflect the amounts actually received by our NEOs. Our NEOs who have received Options will only realize compensation with regard to these options to the extent the trading price of our Subordinate Voting Shares is greater than the exercise price of such Options.

(3) The amounts in this column show amounts awarded pursuant to the STIP for performance achieved in the year specified, but actually paid in the following year.

(4) Perquisites, including property or other personal benefits provided to an NEO that, in the aggregate are less than $50,000 or 10% the total annual base salary for an NEO, for the applicable financial year, are not included.

(5) The amount reported does not reflect the amounts actually received by Mr. Jordan. Instead, the amount reflects the aggregate grant date fair value of the one-time special equity award granted to Mr. Jordan during Fiscal 2023. This grant contains performance-based vesting conditions that require three separate share prices to be met for a weighted 15-day average before each tranche of Options become vested and exercisable, as fully described under the heading "Special One-Time Equity Award" of the Company's management information circular for the annual general meeting of the Shareholders held on June 14, 2024. Such Options will vest (i) 33% if the Company's share price reaches C$10.34, (ii) 33% if the Company share price reaches C$14.42, and (iii) 33% if the Company's share price reaches C$20.40, subject to continued employment on the date when the applicable vesting conditions are met. As of December 31, 2024, the last trading day of Fiscal 2024, the Company's share price on the TSX was C$2.24. Mr. Jordan will only realize compensation with regard to such Options to the extent (i) the

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performance-based vesting conditions are realized, and (ii) the trading price of our Subordinate Voting Shares on the TSX is greater than the exercise price of such Options.

(6) Mr. Darin retired from the Company and stepped down as CEO on August 7, 2024, but acted as a special advisor to the Company through year end to ensure an orderly transition. His compensation for Fiscal 2024 includes the compensation received both as CEO and as special advisor during the year.

(7) Represents Mr. Kremer signing bonus upon becoming the Company's CFO in 2022.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes outstanding equity-based awards that were held by our NEOs as of December 31, 2024.

	Option-based Awards				**Share-based Awards**		
Name and Position	**Number of securities underlying unexercised options (#)**	**Option exercise price ($)**	**Option expiration date**	**Value of unexercised in-the-money options[(1)] ($)**	**Number of shares or units of shares that have not vested[(2)] (#)**	**Market or payout value of share-based awards that have not vested[(2)(3)] ($)**	**Market or payout value of vested share-based awards not paid out or distributed ($)**
Boris Jordan, *Chairman and CEO*	5,564,696[(4)]	$2.89	5/19/2033	—	743,454	$1,159,788	--
	132,809	$9.98	1/02/2030	—	—	—	—
Matt Darin, *Former CEO*	171,770	$15.52	3/11/2031	—	—	—	—
	299,641	$8.90	12/31/2031	—	—	—	—
Ed Kremer *CFO*	423,411	$5.88	8/10/2032	—	989,137	$1,543,044	—
Joseph Lusardi, *Executive Vice Chair*	130,078	$6.17	11/22/2029	—	371,726	$579,893	—
	2,288,164	$8.74	10/28/2028	—	—	—	—
	4,498,213	$012	3/17/2026	$6,483,863	—	—	—
Peter Clateman, *Chief Legal Officer*	182,619	$7.30	3/31/2032	—	384,625	$600,015	—
	22,764	$6.17	11/22/2029	—	—	—	—
	1,311,900	$0.37	7/1/2027	$1,561,161	—	—	—
Camilo Lyon, *Chief Investment Officer*	170,428	$5.88	8/10/2032	—	246,386	$384,362	—

(1) Value of the unexercised in-the-money Options at fiscal year-end is calculated based on the difference between the closing price of the Subordinate Voting Shares on the TSX on December 31, 2024, the last trading day of Fiscal 2024, of C$2.24, equivalent to US$1.56 using the exchange rate of US1.00:C$1.4389 published by the Bank of Canada on such date, and the Option exercise price, multiplied by the number of unexercised Options.

(2) Consist of unvested RSUs and PSUs earned during the fiscal year ended December 31, 2024 or prior, but which have not yet vested.

(3) The value of Share-based awards that have not vested at fiscal year-end is determined by multiplying the number of units held as at December 31, 2024 by the closing price of the Subordinate Voting Shares on the TSX on December 31, 2024, the last trading day of Fiscal 2024, of C$2.24, equivalent to US$1.56 using the exchange rate of US1.00:C$1.4389 published by the Bank of Canada on such date, assuming that performance conditions, as applicable, and vesting conditions will be fully met and assuming a payout of 100%.

(4) Represent performance-based Options. Such Options will vest (i) 33% if the Company's share price reaches C$10.34, (ii) 33% if the Company share price reaches C$14.42, and (iii) 33% if the Company's share price reaches C$20.40, subject to continued employment on the date when the applicable vesting conditions are met. As of December 31, 2024, the last trading day of Fiscal 2024, the Company's share price on the TSX was C$2.24. Mr. Jordan will only realize compensation with regard to such Options to the extent (i) the performance-based vesting conditions are realized, and (ii) the trading price of our Subordinate Voting Shares on the TSX is greater than the exercise price of such Options. As at the date hereof, none of such Options have vested.

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- 50 - Incentive Plan Awards – Value Vested or Earned during Fiscal 2024 The table below shows the value of incentive awards, in cash and equity, for each NEO that vested or were earned during Fiscal 2024: Name and Position Option-Based Awards – Value Vested During the Year(1) ($) Share-Based Awards – Value Vested During the Year(2) ($) Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($) Boris Jordan Chairman and Chief Executive Officer — $1,279,295 $605,000 Matt Darin Former Chief Executive Officer — $1,478,861 — Ed Kremer Chief Financial Officer — $1,207,360 $332,750 Joseph Lusardi Executive Vice-Chairman — $639,645 $302,500 Peter Clateman Chief Legal Officer — $523,071 $177,875 Camilo Lyon, Chief Investment Officer — $316,098 $126,075 (1) Value vested during the year is calculated based on the difference between the closing price of the Subordinate Voting Shares on the TSX on the applicable vesting date (converted into U.S. dollars using the exchange rate published by the Bank of Canada on such date) and the Option exercise price, multiplied by the number of Options vested on such date. The Options were not exercised on the vesting date and may never be exercised. The actual gains, if any, depend on the value of the Shares on the date of exercise, if applicable. (2) The value of the RSUs that have vested during the year is determined by multiplying the number of RSUs that have vested during 2024 by the closing price of the Subordinate Voting Shares on the TSX on each of the vesting dates, converted into U.S. dollars using the exchange rate published by the Bank of Canada on such dates. (3) The amount in this column represents the bonus earned under the STIP by each NEO in respect of Fiscal 2024.

- 51 - Performance Graph The following graph compares the total cumulative return to a shareholder who invested $100 in Subordinate Voting Shares of the Company on January 1, 2020, with the cumulative total return of the NASDAQ composite index, the S&P 500 Index and the AdvisorShares Pure US Cannabis ETF (MSOS) index as at the year-end date of the Company for each following year. Index as at December 31: 2019 2020 2021 2022 2023 2024 Curaleaf Holdings, Inc. $100 $187 $139 $71 $65 $27 AdvisorShares Pure US Cannabis ETF (MSOS)(1) N/A $148 $104 $28 $28 $15 S&P 500 Index $100 $116 $148 $119 $148 $182 NASDAQ Composite $100 $144 $174 $117 $167 $215 (1) The MSOS index started trading on September 2, 2020. As illustrated in the performance graph above, the Company outperformed the two main benchmark indices and the broader market in August 2020 and August 2021, but has generally underperformed relative to the two main benchmark indices and the broader market over the five-year period. However, there has been tremendous volatility during and subsequent to that period, which was outside the control of the Company. The performance graph also illustrates that since the inception of the MSOS index, the Company has performed similar to other U.S. cannabis companies included in such index. Fluctuating investor sentiment relating to the future prospects of the cannabis industry continues to fuel considerable speculation for Curaleaf’s Subordinate Voting Shares and the shares of other cannabis companies. The U.S. cannabis sector has faced significant hurdles, including regulatory uncertainties and market saturation. The lack of progress in federal cannabis reform has been a significant headwind as the anticipated rescheduling of cannabis remains uncertain. Further, state-level setbacks such as the failed adult use legalization referendum in Florida created downside pressure on U.S. cannabis stocks following the November 2024 election. While leading companies are adapting through operational efficiencies and cash $0 $50 $100 $150 $200 $250 $300 $350 5-Year Share Price Performance NASDAQ Composite S&P 500 Index MSOS ETF Curaleaf Holdings, Inc

- 52 - flow generation, the industry's recovery is highly dependent on meaningful federal reforms and successful state-level legalization efforts. While our share price has been volatile due in part to the evolving state of the cannabis industry, our executive compensation remains competitive as we aim to attract and retain an experienced executive team whose compensation is tied to a variety of metrics including long-term profit improvement and share price appreciation. As described in this Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to the performance of the Subordinate Voting Shares. For this reason, the Company has focused on using equity-based compensation awards to motivate NEOs to achieve strategic business and financial objectives, and to align their interests with the long-term interests of Shareholders. The performance criteria are based on the Company’s relative shareholder return as compared to a peer index, making direct comparison between NEO compensation and the performance of the Subordinate Voting Shares more difficult.

- 53 - STATEMENT OF CORPORATE GOVERNANCE Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose certain information relating to its corporate governance practices. This information is set forth below. Board of Directors The Board is currently comprised of eight (8) directors, six (6) of whom are non-executive directors, and five (5) (representing 83.3% of the non-executive directors or 62.5% of all of the directors) of whom the Company believes to be independent within the meaning of applicable Canadian laws and regulations. The Board has fixed at six (6) the number of directors to be elected at the Meeting, being Messrs. Boris Jordan, Joseph L. Lusardi, Karl Johansson, Mitchell Kahn and Shasheen Shah, and Ms. Michelle Bodner. Mr. Peter Derby and Dr. Jaswinder Grover will not stand for re-election at the Meeting and will be retiring from the Board as at the close of the Meeting. Following the Meeting, assuming the election of all of the director nominees, the Board will be comprised of four (4) non-executive directors, three (3) of whom will be considered independent (representing 75% of the non-executive directors or 50% of all of the directors). An independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s exercise of independent judgment. The five (5) independent directors of the Company currently are Ms. Michelle Bodner and Messrs. Peter Derby, Dr. Jaswinder Grover, Karl Johansson and Shasheen Shah. Each of Boris Jordan, who serves as Chairman and Chief Executive Officer of the Company, and Joseph Lusardi, who serves as the Executive Vice- Chairman of the Board and is a former CEO of the Company, are not considered to be independent by virtue of the fact that they are executive officers of the Company. Further, although Mr. Mitchell Kahn is a non- executive director, he is not considered to be independent within the meaning of NI 58-101 by virtue of the fact that he provided consulting services to the Company and received more than C$75,000 in direct compensation from the Company in consideration of such consulting services during any 12-month period within the last three years. The Board determines annually whether each member of the Board is independent in accordance with applicable securities legislation, taking into consideration the results of independence questionnaires completed by each director as well as other factual circumstances reviewed on an ongoing basis. Chair and Vice-Chair Mr. Boris Jordan, the founder of the Company, is the Chairman of the Board and the Chief Executive Officer of the Company. He is assisted in this task by Mr. Joseph Lusardi, Executive Vice-Chairman of the Board and former Chief Executive Officer. The Company believes that having Mr. Jordan and Mr. Lusardi acting as Chairman and Executive Vice-Chairman of the Company is beneficial to the Company, as it allows the Company to remain focused on the execution of its long-term strategy and to prioritize initiatives directed at creating sustainable long-term value, supported by the strong expertise and leadership of Messrs. Jordan and Lusardi. It also ensures continuity of an executive team that has led the push in the evolution of the cannabis industry and the advancement of regulatory change and has built important relationships with all key stakeholders. Although the Board considers independence from the Company as a factor in assessing its own effectiveness as well as the qualifications of potential candidates, the Board’s primary objective is to ensure that directors are the most qualified candidates available and are selected on the basis of their overall qualifications and ability to contribute to the effective governance of the Company. All of the Company’s directors make a valuable contribution to the Board and the Company.

- 54 - Although the Chief Executive Officer and Chairman of the Company, Mr. Jordan, is not independent as discussed above, the Board of Directors believes that the structures and processes in place create an effective Board leadership structure, whereby the independent directors may freely exchange, which promotes candid discourse and responsible corporate governance. The Board also believes that Mr. Jordan is best positioned to chair regular meetings of the Board because of his unique background and history within the Company and his extensive knowledge and understanding of the Company. Given the size of the Board, there has not been a need for a lead director. While the Board has not appointed a lead director, the breadth and depth of experience of the independent directors as a whole provides the Board with important leadership qualities. All directors, including independent directors, are invited to openly provide their thoughts and opinions. The Board does not take any specific steps to provide leadership for its independent directors. Meetings of Independent Directors To maintain independence from management, during every quarterly and special meeting of the Board, the independent directors have the opportunity to hold in-camera sessions without the presence of management or non-independent directors. Similarly, each committee of the Board has the opportunity to hold in-camera sessions without members of management or non-independent directors at every quarterly meeting and at special meetings when appropriate, under the chairmanship of the committee chair. Board Mandate The Board operates under a written charter setting forth the purpose, composition, authority and responsibility of the Board, a copy of which is attached hereto as Schedule “A.” Position Descriptions The Board of Directors developed and approved written position descriptions for the Chairman, the Vice- Chairman, the Chief Executive Officer, and each chair of the Board committees. See “Board Committees” below for the position descriptions for the chair of the committees of the Board. Chairman and Vice-Chairman The responsibilities of the Chairman are set out in a written position description, which provides that the primary functions of the Chairman are to provide leadership and direction to the Board, facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate, and assume responsibility for the following strategic initiatives: (i) working with the Board and the CEO to develop the strategy for the Company’s future growth, (ii) working with the CEO and Vice Chairman to identify opportunities for value-enhancing strategic initiatives including acquisitions, joint ventures, and strategically important relationships, as well as the disposition from time to time of non-core assets and communicating regularly with the CEO regarding the pursuit of such strategic initiatives, (iii) developing and maintaining the Company’s relationships with current and potential future strategic partners whose capital, influence and knowledge could add significantly to the Company’s value and its share price, and (iv) working with the CEO and Vice Chairman on critical issues related to Government relationships and strategic alliances. The responsibilities of the Executive Vice-Chairman are set out in a written position description, which provides that the primary functions of the Executive Vice-Chairman are to provide strategic guidance, leadership and direction to management in the areas of mergers, acquisitions, strategic partnerships and general operations to maximize productivity and profitability. The Vice Chairman shall perform the

- 55 - Chairman’s responsibilities when the Chairman is not available or temporarily incapable of performing his responsibilities. Chief Executive Officer The responsibilities of the CEO are set out in a written position description, which provides that the CEO is responsible for leading and motivating team members to advance employee engagement, develop a high performing managerial team, and move the business forward by achieving key performance indicators. This position oversees all operations and business activities to ensure desired results are produced and that they are consistent with the overall company strategy, mission, vision, and core values. Other Directorships and Board Interlocks The CN Committee monitors and oversees the directors’ implication with other for-profit organization to ensure the directors are independent and to preempt potential conflicts. None of the directors of the Company currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent). In addition, as of the date of this Circular, there are no board interlocks. A board interlock occurs when two directors also serve together on the board of another for- profit organization or when a director and one of the Company’s executive officers serve together on the board of directors of another for-profit organization. Limitations on Other Board Service The Company values the experience and perspective that directors bring from their service on other boards, but also recognizes that other board memberships and activities may limit a director’s time and availability. Generally, as a matter of policy, non-executive directors are encouraged to limit their service as directors on other publicly-held company boards to no more than three (3) (for a total of four (4) including the Board). Directors who are also executive officers of a public company, including the Company’s CEO, may not serve on more than one (1) other public company board (for a total of two (2) including the Board). Service on the boards of subsidiary companies with no publicly traded stock is not included in these calculations. Furthermore, no director is permitted to serve as director, officer or employee of a direct competitor of the Corporation. Orientation and Continuing Education Immediately following appointment, new directors of the Company are provided with historic information, current strategic plans for the Company and materials summarizing issues relating to the Company. New directors are also briefed by the Chief Executive Officer of the Company, by the Chief Financial Officer of the Company, by the Chief Legal Officer of the Company and by the Chair of the committees of the Board to which they are appointed, if any. In addition, the Company will make available any documents or personnel as may be requested by a new director in order to assist with the orientation and onboarding to the Board. Although the Company has not adopted formal policies respecting continuing education for Board members, new directors are encouraged to communicate with the Company’s management, legal counsel, auditors and consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Company’s operations. In addition, the Board and its committees receive periodic reports from management and external advisors as to new developments in regard to corporate governance, industry trends, changes in legislation and other issues affecting the Company.

- 56 - Ethical Business Conduct The Board has adopted a principles-based Code of Conduct applicable to all officers, directors and employees (the “Code of Conduct”). Separately, the Board has adopted a Business Conduct and Ethics Code also applicable to all directors, officers and employees (the “Business Ethics Code” and collectively with the Code of Conduct, the “Codes”) that sets forth more detailed guidance, especially as it relates to our business relationships with third-parties, government agencies, competitors, and customers. Copies of the Codes are available on SEDAR+ under the Company’s profile at www.sedarplus.ca. The Company will, upon request, provide a copy of the Codes to any Shareholder. Further, the Board has approved the hiring of dedicated compliance personnel and has adopted a hotline and other critical business ethics policies and training to encourage and promote a culture of ethical business conduct. The Board expects its directors, officers and employees to act ethically at all times and to acknowledge their adherence to corporate policies, including the Codes. Any material issues regarding compliance with our policies or the Codes are required to be brought forward to the Senior Vice President of Compliance or to the Company’s Ethics Committee (via the hotline) for review and investigation and referred to the executive officers of the Company or the Audit committee of the Board, as may be appropriate under the circumstances. The Ethics Committee, the Board and/or the appropriate committee or executive officers determine what remedial steps, if any, are required. Any waivers from the Codes that are granted for the benefit of a director or executive officer may be granted only by the Audit Committee of the Board. No waiver has ever been granted under the Codes. Each director of the Company must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any decision on any matter in which the director is precluded from voting as a result of a conflict of interest. Nomination of Directors The CN Committee is responsible for identifying new candidates for nomination to the Board and for recommending director nominees to the Board for election at the annual general meeting of shareholders of the Company. The Board subsequently approves the director nominees for election at such meeting. In particular, the Board considers, in addition to any other factors it deems relevant: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies, skills and background each nominee will bring to the Board; (iv) the time that each nominee will have available to devote to the Company’s business; and (v) whether the nominee will be an independent director. Directors are encouraged to identify potential candidates. The Company also encourages its executive to identify potential candidates to be considered for a Board position. An invitation to stand as a nominee for election to the Board will normally be made to a candidate by the Board through the Chairman of the Company or his delegate. As a result of Mr. Boris Jordan acting as a member of the CN Committee, such committee is not composed entirely of independent directors within the meaning of NI 58-101. However, the CN Committee has a majority of independent directors within the meaning of NI 58-101, and is currently chaired by Mr. Peter Derby, who is independent within the meaning of NI 58-101. The independent directors acting on the CN Committee encourage an objective nominating process. In order to encourage such an objective nomination process, the CN Committee seeks recommendations from and puts forth candidates to the entire Board and will generally consider the views of all directors relating to nominations. In addition, the CN Committee is expected to provide periodic reports to the Board concerning nomination matters and recommendations

- 57 - concerning potential nominees for election or appointment to the Board. The Board believes it has achieved an objective nomination process. In addition to recruiting and considering director candidates, the Board, with the assistance of the CN Committee, annually reviews the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of competencies, skills and experience to provide for the overall stewardship of the Company. Term Limits The Company does not have a retirement policy and considers it to be an integral role of the Board to assess director engagement and fitness to be a director of the Company. Similarly, the Board has not adopted a term limit for directors or established a formal process for the renewal of Board membership. The Board is of the view that the imposition of director term limits may diminish the benefits derived from continuity amongst members and their familiarity with the Company and the industry in which it operates, and could unnecessarily expose the Company to losing experienced and valuable talent. The Board’s renewal process is built around the concept of performance management. To that end, the Board relies on assessment procedures, and the role of the CN Committee, to ensure the quality and expertise of its Board. Diversity The Company does not have a formal policy with respect to the representation of women on the Board. The Company does not believe that a written policy is the best way to achieve its diversity or business objectives. Rather, the Company believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Company and the current composition of the Board management team, including the current level of representation of women in such positions. The Board is mindful of the benefit of diversity on the Board and regards involvement of women and their experience and input as constructive to the Board’s decision-making processes. As of the date of this Circular, 12.5% of the Board members are women (one female director out of eight directors) and none of the Company’s executive officers are women. Assuming that all director nominees are elected at the Meeting, the Board will comprise one female director out of six directors, representing 16.7%. The Board is committed to increasing that level as Board turnover occurs from time to time taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees. In general, the Board aspires to continuously improve the diversity of the Board and the Company’s management team. While the Board has not adopted any formal diversity policies or targets and makes executive officer appointment decisions based on merit, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Company’s executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. Assessments The Governance Committee is responsible for developing a process to assess the effectiveness of the Board, its standing committees, each chair and the directors. The Company has implemented effectiveness assessment procedures and questionnaires to periodically evaluate the performance of the Board as well as certain key governance matters identified by the Governance Committee, and the Governance Committee will report periodically on the result of its effectiveness assessment to the Board. The objective of the

- 58 - assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities, the continued effectiveness of individual Board members and to contribute to a process of continuing improvement. BOARD COMMITTEES Compensation and Nominating Committee The CN Committee is currently composed of three members: Mr. Peter Derby (Chair), Mr. Boris Jordan and Mr. Karl Johansson. Given that Mr. Derby will not stand for re-election at the Meeting, the CN Committee is expected to thereafter be composed of Mr. Boris Jordan and Mr. Karl Johansson, provided each such director nominee is elected at the Meeting. The Board is expected to appoint a third member, who shall be an independent director, and to designate a new Chair of the CN Committee following the Meeting. Peter Derby and Karl Johansson are independent director members of the CN Committee. Mr. Jordan, as the Chairman and Chief Executive Officer of the Company, is not independent and recuses himself from any decision or recommendation made by the CN Committee regarding his own compensation as Chairman and Chief Executive Officer of the Company. Each of the current members of the CN Committee have direct and indirect experience relevant to their roles as members of the CN Committee. For details regarding the experience of each of the members of the CN Committee, see the biographies of each member set out under the “Nominees for Election to the Board of Directors” section of this Circular (starting on page 17). The role and responsibility of the CN Committee is to assist the Board in fulfilling its responsibilities for the appointment, performance, evaluation and compensation of its executive officers in addition to the recruitment, development and retention of its executive officers. The CN Committee is also charged with maintaining talent management and succession planning systems and processes relating to its senior management and developing compensation structure for our executive officers including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards. The CN Committee is also charged with reviewing the Company’s LTIP and proposing changes thereto, approving any awards of securities under the LTIP and establishing policies and procedures designed to identify and mitigate risks associated with its compensation policies and practices. See also “Statement of Executive Compensation – Compensation Governance.” The Board has adopted a written charter describing the mandate of the CN Committee. The charter of the CN Committee reflects the purpose of the CN Committee, which is to assist the Board in fulfilling its oversight responsibilities and to make recommendations to the Board of Directors with respect to the compensation of the directors and executive officers, management development and succession, and the identification and recommendation of new director nominees. The principal responsibilities and duties of the CN Committee include: • evaluating and recommending to the Board for approval the compensation plans and programs advisable for the Company, as well as evaluating and recommending to the Board for approval the modification or termination of existing plans and program; • reviewing and approving the Company’s goals and objectives relevant to overall executive compensation philosophy;

- 59 - • reviewing and approving corporate goals and objectives relevant to CEO and other executive officer compensation, evaluating the performance of the CEO and other executive officers in light of those goals and objectives and with appropriate input from other independent directors, determining and recommending to the Board for approval, the compensation levels for the CEO and other executive officers based on this evaluation with the deliberations and voting on the CEO’s compensation; • selecting and appointing the CEO and providing oversight to the appointment and termination of other executive officers of the Company; • evaluating and making recommendations to the Board with respect to appropriate forms and amounts of compensation for non-employee directors of the Company to ensure that it properly aligns the interests of directors with the long-term interests of the Company; • administering the Company’s equity-based plans and management incentive compensation plans and make recommendations to the Board about amendments to such plans and the adoption of any new employee incentive compensation plans; and • assisting the Board in overseeing that succession planning programs are in place for the CEO and other executive officers. The responsibilities of the chair of the CN Committee are set forth in a written position description, which provides that the chair of the CN Committee shall, amongst other things: • provide leadership to enable the CN Committee to act effectively in carrying out its duties and responsibilities as described in the CN Committee charter; • chair meetings of the CN Committee and encourages a free and open discussion at the meetings; • establish and oversee procedures to govern the CN Committee’s work and ensure the CN Committee discharges its duties; and • report to the Board, where appropriate, on behalf of the CN Committee, on matters reviewed and on any decisions or recommendations made by the CN Committee, and act as a liaison between the CN Committee and the Board. Audit Committee Composition of the Audit Committee As at the date of this Circular, the following are the members of the Audit Committee of the Board (the “Audit Committee”): Name of Member Independent(1) Financially Literate(2) Peter Derby(3) Yes Yes Karl Johansson(4) Yes Yes Shasheen Shah(5) Yes Yes (1) A member of the Audit Committee is independent if he or she has no direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the

- 60 - Company. The members of the Audit Committee have no direct or indirect relationships with management, the Company or any of its subsidiaries which, in the opinion of the Board of Directors, may interfere with such members’ independence from management, the Company and its subsidiaries. (2) A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. (3) Mr. Peter Derby will not stand for re-election at the Meeting. (4) Chair of the Audit Committee. (5) Shasheen Shah was appointed to the Audit Committee effective as of December 5, 2023. Given that Mr. Peter Derby will not stand for re-election at the Meeting, the Board is expected to appoint a third member to the Audit Committee following the Meeting. If such third appointee is not an independent director, the Company expects to rely on available exemptions from the independence and financial literacy requirements, as applicable, available under section 3.5 of 51-102 – Audit Committees in connection with the vacancy on the Audit Committee caused by Mr. Peter Derby’s retirement, and to have such additional member appointed until such time as an independent director is appointed to the Audit Committee. Relevant Education and Experience Each member of the Audit Committee has experience relevant to his or her responsibilities as an Audit Committee member. See the biography of each member of the Audit Committee set out under the “Nominees for Election to the Board of Directors” section of this Circular (starting on page 17) for a description of the education and experience of each Audit Committee member. Responsibilities of the Audit Committee The Audit Committee assists the Board in fulfilling its responsibilities for oversight of accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things: monitoring the integrity of the Company’s financial statements and corporate accounting, monitoring systems and procedures for financial reporting and internal control; reviewing certain public disclosure documents and financial information that will be provided to shareholders and other, including the Company’s annual audited financial statements and unaudited quarterly financial statements; reviewing the Company’s compliance with certain legal and regulatory requirements; evaluating the independent auditors’ qualifications and independence; monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services; and providing an open avenue of communication among independent auditors, financial and senior management and the Board. The Audit Committee is also responsible for oversight and control of related party transactions. The Audit Committee is responsible for reviewing with Management the Company’s risk management policies, the timeliness and accuracy of the Company’s regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions. In addition, the Audit Committee also has the authority to approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. Responsibilities of the Chair of the Audit Committee The responsibilities of the chair of the Audit Committee are set forth in a written position description, which provides that the chair of the Audit Committee shall, amongst other things: • provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described in the Audit Committee charter;

- 61 - • assist the Audit Committee and the individual members thereof in understanding and discharging their respective duties and responsibilities; • ensure that there is an effective relationship between management, the members of the Audit Committee and the internal and external auditors of the Company; • chair meetings of the Audit Committee and encourage a free and open discussion at the meetings; • ensure the Audit Committee meets as necessary or appropriate to fulfill its mandate in accordance with the Audit Committee charter; • facilitate the Audit Committee’s discharge of its duties and responsibilities pertaining to the review of financial disclosure, the engagement and/or supervision of internal and external auditors and other matters relating to the financial affairs and risk management of the Company; • discuss as necessary with the Board and/or the CN Committee the skills, experience and talents required for the members of the Audit Committee on an ongoing basis, given the Company’s industry, business model, strategy and risk profile; • take reasonable steps to ensure that a proper procedure is in place for reviewing the adequacy of the Audit Committee charter from time to time and assist in making recommendations as appropriate for amendments to the Audit Committee charter, and assessing on a regular basis, but at least annually, the Audit Committee’s effectiveness and the need for improvements; and • report to the Board, where appropriate, on behalf of the Audit Committee on matters reviewed and on any decisions or recommendations made by the Audit Committee, and act as a liaison between the Audit Committee and the Board. Audit Committee Oversight At no time since the commencement of the Company’s most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. Reliance on Certain Exemptions At no time since the commencement of the Company’s most recently completely fiscal year has the Company relied on an exemption from National Instrument 52-110 – Audit Committees (“NI 52-110”), in whole or in part, granted under Part 8 of NI 52-110. Further information about our Audit Committee can be found in the “Audit Committee” section and in Appendix A – Mandate of the Audit Committee of Curaleaf Holdings, Inc. of our annual information form filed on March 3, 2025, which can be found on our profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov/edgar. Governance Committee In December 2023, the Board has implemented a governance committee (the “Governance Committee”). The Governance Committee consists of Karl Johansson and Shasheen Shah as Chair of the Committee. The Governance Committee may be comprised of two or three members, of which at least two (2) members must be independent. The role and responsibility of the Governance Committee relates to the development

- 62 - and oversight of corporate governance practices within the Company to facilitate effective operation of the Board and its committees as well as good practices on the part of individual Board members. The Governance committee is also charged with reviewing the Company’s corporate governance guidelines, the Board charter and committee charters and other corporate policies such as the Company’s insider trading policy. The Governance Committee is also charged with overseeing the Company’s policies and practices with respect to Environmental, Social and Governance matters. The responsibilities of the chair of the Governance Committee are set forth in a written position description, which provides that the chair of the Governance Committee shall, amongst other things: • provide leadership to enable the Governance Committee to act effectively in carrying out its duties and responsibilities as described in the Governance Committee charter and as otherwise may be appropriate; • assist the Governance Committee and the individual members thereof in understanding and discharging their duties and responsibilities; • chair meetings of the Governance Committee and encourage free and open discussion at the meetings; • ensure the Governance Committee meets as necessary or appropriate to fulfill its mandate in accordance with the Governance Committee charter; • establish and oversee procedures to govern the Governance Committee’s work and ensure the Committee fully discharges its duties; • discuss as necessary with the Board and/or the CN Committee the skills, experience and talents required for the members of the Governance Committee on an ongoing basis, given the Company’s industry, business model, strategy and risk profile; • take reasonable steps to ensure that a proper procedure is in place for reviewing the adequacy of the Governance Committee charter from time to time and assist in making recommendations as appropriate for amendments to the Governance Committee charter, and assess on a regular basis, but at least annually, the Governance Committee’s effectiveness and the need for improvements; and • report to the Board, where appropriate, on behalf of the Governance Committee, on matters reviewed and on any decisions or recommendations made by the Governance Committee, and act as a liaison between the Governance Committee and the Board.

- 63 - NON-GAAP FINANCIAL AND PERFORMANCE MEASURES Curaleaf reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”) and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) prescribes disclosure requirements that apply to the non-GAAP financial measures. In this Circular, the following non-GAAP financial measures are used by the Company: Organic global revenue, Adjusted EBITDA, Organic Adjusted EBITDA and Adjusted Operating Cash Flow. Management believes that these non-GAAP and other financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide key metrics of its performance. Curaleaf considers these measures to be an important indicator of the financial strength and performance of its business, and especially useful in setting out stretch-based compensation metrics for executive officer compensation. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported GAAP financial results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. These financial measures are not recognized under GAAP, do not have any standardized meaning prescribed under GAAP and may differ from similar computations as reported by other issuers, and accordingly may not be comparable. These measures should not be viewed as a substitute for the related financial information prepared in accordance with GAAP. As used in this Circular, the following non-GAAP financial measures have the following meanings: “Organic Global Revenue”, as used for compensation purposes, is defined by Curaleaf as total revenue, net, less revenue generated through current year acquisitions. “Organic Adjusted EBITDA”, as used for compensation purposes, is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization, less share-based compensation expense and other add- backs related to business development, acquisition, financing and reorganization costs, and less adjusted EBITDA generated through current year acquisitions. “Adjusted Operating Cash Flow”, as used for compensation purposes, is defined by Curaleaf as cash flows provided by operating activities, excluding certain tax liabilities, certain unbudgeted adjusted EBITDA add-backs, the impact of unbudgeted acquisitions, and any activity related to the hemp business.

- A-1 - SCHEDULE "A" BOARD CHARTER Purpose This charter prescribes the role of the board of directors (the “Board”) of Curaleaf Holdings, Inc. (the “Company”). This charter is subject to the provisions of the Company’s articles of incorporation, as well as applicable laws and the rules of any stock exchange on which the Company’s securities are listed for trading. This charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, applicable laws and exchange rules. Role The Board is responsible for the stewardship of the Company and its business and is accountable to shareholders for the performance of the Company. In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. While it is management’s duty to run the Company’s business on a day-to-day basis, the Board also has a duty to manage the business and affairs of the Company. To this end, the Board is expected to focus on guidance and strategic oversight, with the goal of increasing shareholder value over the long term. The Board will discharge its duties directly and through the committees that may exist from time to time. Composition The Board shall be comprised of that number of directors as shall be determined from time to time by the Board, in accordance with the Company’s articles. Responsibilities Without limiting the Board’s governance obligations, general Board responsibilities shall include the following: (a) approving a corporate philosophy and mission; (b) selecting, monitoring, advising, evaluating, compensating, and, if necessary, replacing the Chief Executive Officer (the “CEO”) and other senior executives and ensuring orderly and proper management succession; (c) reviewing and approving management’s strategic and business plans, including developing an in- depth knowledge of the business being served, understanding and questioning the plan’s assumptions, and reaching an independent judgment as to the probability that the plans can be realized; (d) reviewing and approving the Company’s financial objectives, plans, and actions, including significant capital allocations and expenditures; (e) reviewing and approving material transactions not in the ordinary course of business;

- A-2 - (f) monitoring corporate performance against the strategic business plans, including overseeing operating results on a regular basis to evaluate whether the business is being properly managed; (g) ensuring ethical behaviour and compliance with laws and regulations, auditing and accounting principles, and the Company’s own governing documents; (h) assessing its own effectiveness in fulfilling these and other Board responsibilities; and (i) performing such other functions as are prescribed by law, or assigned to the Board in the Company’s constating documents. Meetings The Board will meet at least quarterly, with additional meetings scheduled as required. Each director has a responsibility to attend and participate in meetings of the Board. The Board shall fix its own procedures at meetings and for the calling of meetings. Independent directors may meet before or after each Board meeting or more often if required. All independent directors shall meet in an executive session in the absence of management and any other non-independent directors following each regularly scheduled and special meeting of the Board. The Board may invite any of the Company’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board. Directors are expected to be active and engaged in discharging their duties and to keep themselves informed about the business and operations of the Company. Directors are expected to attend all meetings of the Board and of the Committees on which they serve and review, in advance, the meeting materials. The proceedings and deliberations of the Board and its Committees are confidential. Each director shall maintain the confidentiality of all information received in his/her capacity as a director of the Company. Meetings may be held in person, telephonically or virtually. Decisions Requiring Prior Board Approval In addition to those specific matters requiring prior Board approval pursuant to the Company’s articles or applicable laws, the Board will be responsible for approving the following: (a) interim and annual financial statements, provided that the Board may delegate to the Audit Committee the responsibility to review and approve such interim financial statements; (b) major strategic plans, business plans and capital expenditure budgets; (c) raising of debt or equity capital and other major financial activities; (d) hiring, compensation and succession for the CEO and other senior executives; (e) major organizational restructurings, including spin-offs;

- A-3 - (f) material acquisitions and divestitures; and (g) major corporate policies. Advisers Each director and committee shall have full and complete access to management and any outside advisers and counsel to the Company. The Board shall have authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Board in the performance of its functions. The Company shall provide appropriate funding for such advisors as determined by the Board. Quorum and Voting The majority of the Board shall constitute a quorum for the transaction of business at a meeting. At a meeting, any question shall be decided by a majority of the votes cast. Secretary Unless otherwise determined by resolution of the Board, the Corporate Secretary of the Company or his/her delegate shall be the Secretary of the Board. Records The Board shall keep such records as it may deem necessary of its proceedings. The Chair will prepare and distribute the meeting agenda and minutes to the Board in consultation with the CEO and the Corporate Secretary. Recording of a meeting is not permitted unless all participants to the meeting agree to be recorded. Adopted by the Board of Directors on December 5, 2023.